Filed Pursuant to Rule 424(b)(5)
Registration No. 333-236116

The information in this preliminary prospectus supplement is not complete and may be changed. This preliminary prospectus supplement and the accompanying prospectus are not an offer to sell these securities and are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JANUARY 28, 2020

PRELIMINARY PROSPECTUS SUPPLEMENT

(To Prospectus Dated January 28, 2020)

$450,000,000

PolyOne Corporation

Common Shares

We are offering $450,000,000 of our common shares, par value $0.01 per share.

Our common shares are listed on the New York Stock Exchange under the symbol “POL.” The last reported sale price of our common shares on the New York Stock Exchange on January 27, 2020 was $33.88 per share.

On December 19, 2019, we entered into (1) a definitive share purchase agreement (the “Agreement”) with Clariant AG, a corporation organized and existing under the laws of Switzerland (“Clariant”), and (2) through one of our wholly owned subsidiaries, a definitive business transfer agreement (the “BTA”), with Clariant Chemicals (India) Limited, a public limited company incorporated in India and an indirect majority-owned subsidiary of Clariant (“Clariant India” and, together with Clariant, the “Sellers”). Pursuant to the Agreement, we have agreed to acquire Clariant’s global masterbatch business outside of India (the “Clariant Masterbatch Business”), and pursuant to the BTA, we have agreed to purchase Clariant India’s masterbatch business (the “Clariant India Masterbatch Business”), for a net purchase price of $1.45 billion in cash, subject to customary working capital and net debt adjustments. We refer to the Clariant Masterbatch Business and the Clariant India Masterbatch Business collectively as the “Business.”

We intend to use the net proceeds from this offering to finance a portion of the consideration for our pending acquisitions of the Clariant Masterbatch Business (the “Clariant Masterbatch Acquisition”) and the Clariant India Masterbatch Business (the “Clariant India Masterbatch Acquisition”), including the payment of related fees and expenses as described under the heading “Use of Proceeds.” We refer to the Clariant Masterbatch Acquisition and the Clariant India Masterbatch Acquisition each individually as an “Acquisition” and together, as the “Acquisitions.” The closing of this offering is expected to occur prior to, and is not conditioned upon, the consummation of either of the Acquisitions. In the case that either of the Acquisitions is not consummated for any reason, and the other Acquisition is consummated, we intend to use the net proceeds from this offering to finance, in part, the Acquisition that is consummated, and any remaining proceeds for general corporate purposes. In the case that neither Acquisition is consummated, we intend to use the net proceeds from this offering for general corporate purposes, including potential bolt-on acquisitions.

Investing in our common shares involves risks that are described or referred to in the “Risk Factors” section beginning on page S-21 of this prospectus supplement.

	Per Share	Total
Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to us	$	$

We have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus supplement, to purchase up to $67,500,000 of additional shares at the public offering price, less the underwriting discount.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the common shares to purchasers on or about                     , 2020.

Joint Book-Running Managers

Morgan Stanley	Citigroup
Wells Fargo Securities

The date of this prospectus supplement is                     , 2020.

Prospectus Supplement

Prospectus

S-i

ABOUT THIS PROSPECTUS SUPPLEMENT

We provide information to you about this offering in two separate documents. The accompanying prospectus provides general information about us and the securities we may offer from time to time, some of which may not apply to this offering. This prospectus supplement describes the specific details regarding this offering and the securities offered hereby. Additional information is incorporated by reference in this prospectus supplement. If information in this prospectus supplement is inconsistent with the accompanying prospectus, you should rely on this prospectus supplement.

You should rely only on the information contained or expressly incorporated by reference in this prospectus supplement, in the accompanying prospectus, in any free writing prospectus that we may provide to you and any other information to which we may refer you. We have not, and the underwriters have not, authorized anyone to provide you with additional or different information. You should not assume that the information contained in this prospectus supplement, the accompanying prospectus or any document incorporated by reference is accurate as of any date other than the respective dates mentioned on the cover page of those documents. Our business, financial condition, results of operations and prospects may have changed since those respective dates. We are not, and the underwriters are not, making offers to sell the securities in any jurisdiction in which an offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to anyone to whom it is unlawful to make an offer or solicitation.

References in this prospectus supplement to the terms “we,” “us,” “PolyOne,” or the “Company” or other similar terms mean PolyOne Corporation and its consolidated subsidiaries, unless we state otherwise or the context indicates otherwise.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational reporting requirements of the Securities Exchange Act of 1934 (the “Exchange Act”). We file annual, quarterly, and current reports, proxy statements and other information with the SEC. The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers, including the Company, that file electronically with the SEC. Our SEC filings are available over the internet on the SEC’s website at www.sec.gov.

We make available free of charge on or through our website our annual reports on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K, and amendments to these reports, as soon as reasonably practicable after we electronically file such material with, or furnish such material to, the SEC. You may access these documents on the “Investor Relations” page of our website at www.polyone.com. The information contained on or accessible through our website is not part of this prospectus supplement, other than the documents that we file with the SEC that are expressly incorporated by reference into this prospectus supplement.

INFORMATION WE INCORPORATE BY REFERENCE

The SEC allows us to “incorporate by reference” into this prospectus supplement the information in documents we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus supplement, and information that we file later with the SEC will automatically update and supersede this information. Any statement contained in any document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus supplement to the extent that a statement contained in or omitted from this prospectus supplement, or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement.

S-ii

We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until the completion of the offering of securities described in this prospectus supplement:

•	our Annual Report on Form 10-K for the year ended December 31, 2018;

•	our Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2019, June 30, 2019, and September 30, 2019;

•

our Current Reports on Form 8-K filed on March 7, 2019, April 19, 2019, May 17, 2019, July 2, 2019, August 19, 2019, October 28, 2019, November 8, 2019, December 13, 2019, December 19, 2019 (Items 1.01 and 8.01 only), January 28, 2020 and January 28, 2020; and

•

the description of our common shares set forth in our Registration Statement on Form 8-A filed on August 31, 2000, including any amendment or report filed with the SEC for the purpose of updating such description.

Our Current Report on Form 8-K filed on January 28, 2020 updates and supersedes Items 1, 2, 6, 7 and 8 of our Annual Report on Form 10-K for the year ended December 31, 2018.

We will not, however, incorporate by reference in this prospectus supplement any documents or portions thereof that are not deemed “filed” with the SEC, including any information furnished pursuant to Item 2.02 or Item 7.01 of our current reports on Form 8-K after the date of this prospectus supplement unless, and except to the extent, specified in such current reports.

You may obtain copies of these filings without charge (other than exhibits to these filings, unless the exhibits are specifically incorporated by reference into these filings or referred to in this prospectus supplement) by requesting the filings in writing or by telephone at the following address and telephone number:

PolyOne Corporation

PolyOne Center

33587 Walker Road

Avon Lake, Ohio 44012

(440) 930-1000

Attn: Secretary

S-iii

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in or incorporated by reference into this prospectus supplement constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements give current expectations or forecasts of future events and are not guarantees of future performance. They are based on management’s expectations that involve a number of business risks and uncertainties, any of which could cause actual results to differ materially from those expressed in or implied by the forward-looking statements. You can identify these statements by the fact that they do not relate strictly to historic or current facts. They use words such as “will,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe” and other words and terms of similar meaning in connection with any discussion of future operating or financial condition, performance and/or sales. In particular, these include statements relating to future actions; prospective changes in raw material costs, product pricing or product demand; future performance; estimated capital expenditures; results of current and anticipated market conditions and market strategies; sales efforts; expenses; the outcome of contingencies such as legal proceedings and environmental liabilities; and financial results. Factors that could cause actual results to differ materially from those implied by these forward-looking statements include, but are not limited to:

•	our ability to identify and evaluate acquisition targets and consummate and successfully integrate acquisitions, including the Business;

•	the finalization of the Company’s financial statements for the year ended December 31, 2019;

•	the time required to consummate the Acquisitions;

•	the satisfaction or waiver of conditions in the Agreement and the BTA;

•	any material adverse changes in the Business;

•	the ability to obtain required regulatory or other third-party approvals and consents and otherwise consummate the Acquisitions;

•	our ability to achieve the strategic and other objectives relating to the Acquisitions, including any expected synergies;

•	our ability to achieve the expected results of the Acquisitions, including, without limitation, the Acquisitions being accretive;

•	disruptions, uncertainty or volatility in the credit markets that could adversely impact the availability of credit already arranged and the availability and cost of credit in the future;

•	the effect on foreign operations of currency fluctuations, tariffs and other political, economic and regulatory risks;

•	changes in polymer consumption growth rates and laws and regulations regarding plastics in jurisdictions where we conduct business;

•	changes in global industry capacity or in the rate at which anticipated changes in industry capacity come online;

•	fluctuations in raw material prices, quality and supply, and in energy prices and supply;

•	production outages or material costs associated with scheduled or unscheduled maintenance programs;

•	unanticipated developments that could occur with respect to contingencies such as litigation and environmental matters;

•	an inability to raise or sustain prices for products or services;

•

an inability to achieve or delays in achieving or achievement of less than anticipated financial benefit from initiatives related to acquisition and integration, working capital reductions, cost reductions and employee productivity goals;

S-iv

•	our ability to pay regular cash dividends and the amounts and timing of any future dividends;

•	information systems failures and cyberattacks; and

•	other factors described in our Annual Report on Form 10-K for the year ended December 31, 2018 under Item 1A, “Risk Factors.”

We cannot guarantee that any forward-looking statement will be realized, although we believe we have been prudent in our plans and assumptions. Achievement of future results is subject to risks, uncertainties and assumptions. Should known or unknown risks or uncertainties materialize, or should underlying assumptions prove inaccurate, actual results could vary materially from those anticipated, estimated or projected. Investors should bear this in mind as they consider forward-looking statements. We undertake no obligation to publicly update forward looking statements, whether as a result of new information, future events or otherwise, except as otherwise required by law. You are advised, however, to consult any further disclosures we make on related subjects in our reports on Forms 10-Q, 8-K, and 10-K filed with the SEC. You should understand that it is not possible to predict or identify all risk factors. Consequently, you should not consider any such list to be a complete set of all potential risks or uncertainties.

S-v

SUMMARY

The following summary information is qualified in its entirety by the information contained elsewhere in this prospectus supplement and the accompanying prospectus, including the documents we have incorporated by reference. Because this is a summary, it does not contain all the information that may be important to you. We urge you to read this entire prospectus supplement and the accompanying prospectus, including the documents incorporated by reference, carefully, including the “Risk Factors” section and our consolidated financial statements and the related notes.

PolyOne Corporation

We are a premier provider of specialized polymer materials and polymer services and solutions. Our products include specialty engineered materials, advanced composites, color and additive systems and polymer distribution. We are also a highly specialized developer and manufacturer of performance enhancing additives, liquid colorants, and fluoropolymer and silicone colorants. Headquartered in Avon Lake, Ohio, we have employees at sales, manufacturing and distribution facilities across North America, South America, Europe and Asia.

Using our formulation expertise and operational capabilities, we create an essential link between large chemical producers (our raw material suppliers) and designers, assemblers and processors of plastics (our customers). We believe that our role in the value chain continues to become more vital as our customers increasingly need reliable suppliers with a global reach and increasingly effective material-based solutions to improve their products’ appeal, performance, differentiation, profitability and competitive advantage. Our goal is to provide customers with specialized and sustainable materials and solutions through our global footprint, broad market knowledge, technical expertise, product breadth, manufacturing operations, a fully integrated information technology network and raw material procurement leverage. Our end markets include healthcare, transportation, packaging, consumer, building and construction, industrial, wire and cable, electrical and electronics and appliance.

The Acquisitions

On December 19, 2019, we entered into (1) the Agreement with Clariant and (2) through one of our wholly owned subsidiaries, the BTA with Clariant India. Pursuant to the Agreement and the BTA, we have agreed to acquire the Business for a net purchase price of $1.45 billion in cash, subject to customary working capital and net debt adjustments. Based on management’s estimates, the purchase price is approximately 11.1x adjusted EBITDA (excluding synergies) and approximately 7.6x adjusted EBITDA (including synergies). Each of the Agreement and the BTA contain certain customary termination rights, and with respect to the Agreement only, the requirement that PolyOne pay a termination fee in the event the Agreement is terminated under certain conditions.

Each of the Agreement and the BTA contain customary representations, warranties, covenants and agreements, including, among others, that each party will use reasonable best efforts to complete the respective transaction. The closing of each Acquisition is expected to occur in mid-2020, subject to the receipt of regulatory approvals, the satisfaction or waiver of customary closing conditions and, in the case of the Clariant India Masterbatch Acquisition, shareholder approval of Clariant India. On January 27, 2020, we received early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

We intend to use the net proceeds from this offering to finance, in part, the Acquisitions, including the payment of related fees and expenses as described under the heading “Use of Proceeds.” The closing of this offering is expected to occur prior to, and is not conditioned upon, the consummation of either of the Acquisitions.

In line with our long-term strategy, we believe the Acquisitions will accelerate the creation of a premier global provider of specialty materials.

Highly Complementary Businesses

•	Combination of highly complementary portfolios increases our scale, product depth and geographic reach in a strategic and high-growth segment.

•

Both the Clariant Masterbatch Business and the Clariant India Masterbatch Business offer leading portfolios of materials and supporting services that are aligned with the megatrends of the future, including sustainable solutions for alternative energy, reduced material requirements for packaging, improved recyclability and light-weighting.

•

The Acquisitions provide comprehensive, global availability of an array of specialty materials and services to enable the innovation, design, product development and sustainability goals of customers around the world.

Geographic Diversity

•	The Acquisitions provide PolyOne with enhanced geographic diversity.

•

Pro forma for the Acquisitions and the divestiture of our Performance Products and Solutions (“PP&S”) business segment (which was completed on October 25, 2019), our global sales by region will be more balanced, with 41% from Europe, the Middle East and Africa, 40% from the Americas and 19% from Asia, in each case, for 2018.

Net Sales by Geographic Region(1)

Color & Engineered Materials	Clariant Masterbatch Business	Pro Forma Color & Engineered Materials(2)

(1)	Reflects 2018 sales by regions and excludes our Distribution business segment
(2)	Pro Forma for the Acquisitions and the divestiture of our PP&S business segment using 2018 financial information

End Market Transformation Reduces Cyclicality

•

The Acquisitions position PolyOne to serve high growth, less cyclical end markets such as healthcare, consumer and packaging (together comprising approximately 50% of sales for 2018, pro forma for the Acquisitions and the divestiture of our PP&S business segment).

•

PolyOne’s exposure to cyclical end markets such as building and construction will be significantly reduced from 38% of sales in 2006 to only 5% of pro forma 2018 sales, giving effect to the Acquisitions and the divestiture of our PP&S business segment.

2006	Pro Forma(1)

(1)	Pro Forma for the Acquisitions and the divestiture of our PP&S business segment using 2018 financial information

Portfolio Transformation Toward Specialty

•

Through execution of our four-pillar strategy of specialization, globalization and operational and commercial excellence, we have made exceptional progress shifting our portfolio from commodity to specialty.

•	Pro forma for the Acquisitions and the divestiture of our PP&S business segment, over 85% of Adjusted EBITDA will be derived from specialty formulations, compared to less than 10% in 2005.

(1)	Adjusted EBITDA is EBITDA excluding corporate costs and special items
(2)	Pro Forma for the Acquisitions with synergies and the divestiture of our PP&S business segment using 2018 financial information

Expansion of Commercial Resources

•

Growing our talent, technical acumen and breadth among our commercial team has been crucial in our transformation and growth. The Acquisitions will further strengthen our market presence and increase opportunities for growth.

•	The Business significantly increases our commercial team and its strong foundation in key account organization provides an even more robust platform for serving multinational customers.

•

Pro forma for the Acquisitions and the divestiture of our PP&S business segment, our commercial presence more than doubles compared to five years ago, with over 1,000 research and development and technical staff, approximately 900 sellers, and over 200 marketing personnel.

Number of Commercial

Associates

(1)	Pro Forma for the Acquisitions and the divestiture of our PP&S business segment using 2018 financial information translated with CHF/USD rate as of December 16, 2019

Strong Financial Benefits and Value Creation

•

Management currently expects the Acquisitions to provide approximately $20 million of run-rate synergies (pre-tax) by the end of the first year from administration, operations and sourcing with $60 million of run-rate synergies (pre-tax) to be fully realized by the end of the third year.

•	We will have a modest initial increase in leverage with a focus on deleveraging in the near term.

•

Pro forma revenue for 2018 after giving effect to the Acquisitions and the divestiture of our PP&S business segment is expected to have been approximately $4.0 billion, up from $3.5 billion on a stand-alone basis for PolyOne.

(1)	Pro forma for sale of Designed Structures and Solutions (DSS) segment
(2)	Pro Forma for the Acquisitions and the divestiture of our PP&S business segment using 2018 financial information

Leveraging Growth Opportunities of Sustainability

•	Our sustainable solutions portfolio focuses on ways we help customers achieve the sustainability goals, and these technology offerings have grown at an 8% compounded annual growth rate since 2016.

•	Combined with the Business, we expect to further accelerate our offerings and innovation capability to strengthen our position to serve our customers sustainability needs.

Historical Value Creation through M&A

•	A fundamental strength at PolyOne is our “invest to grow” M&A integration model, and we have historically demonstrated an ability to successfully integrate and grow the businesses we have acquired.

•	Through investing in commercial resources, we have been able to significantly grow operating income and nearly double the operating margins in a five to seven year period.

Established Acquisitions(1)

(> 7 years)

Commercial Resources(2)	Operating Income ($ in millions)	Operating Margins

Note: Past performance is not indicative of future results. See “Risk Factors—Risks Related to the Acquisitions—We may not realize the growth opportunities and cost synergies that are anticipated from the Acquisitions or may experience other difficulties integrating the Business” in this prospectus supplement.

(1)	Data from GLS Corp. (Jan-2008), NEU Specialty Materials (Dec-2009) and ColorMatrix Group (Dec-2011) acquisitions
(2)	Commercial Resources are headcount in R&D/Technical, Marketing and Sales related positions

Our ability to achieve the strategic and financial benefits of the Acquisitions are subject to various risks and uncertainties. See “Risk Factors—Risks Related to the Acquisitions.”

About the Clariant Masterbatch Business and the Clariant India Masterbatch Business

The Business forms a leading producer of solid and liquid masterbatches, additives, and masterbatch services. Masterbatches are solid or liquid additives used for coloring plastics (color masterbatch) or imparting other properties to plastics (additive masterbatch).

The Business’s color additives impart standard colors and custom formulations. Products include REMAFIN® masterbatches for polyolefin polymers, RENOL® masterbatches for high-performance engineering thermoplastics, OMNICOLOR® multipurpose color concentrates, and MEVOPUR® medical-grade masterbatches for the medical industry. The Business’s CESA® additive masterbatches improve the performance of plastic products, including by preventing degradation due to heat and shear during processing and due to UV light and oxidation in the end-use environment, limiting flammability to comply with key regulations, reducing product weight and resin consumption, preventing the build-up of static electricity, and making plastic surfaces easier to print or laser etch.

Key applications of these products include concentrate solutions for plastics processing and functional packaging, medical devices and pharmaceutical packaging; protection against moisture and oxygen in drug packaging; and small lot color plastic compounds for the use in automotive, electrical, and electronics markets.

The Clariant Masterbatch Business is one of seven business units of Clariant Ltd., a global specialty chemicals company based in Muttenz, near Basel, Switzerland.

Additional Financing Transactions

Concurrently with or in advance of the consummation of the Clariant Masterbatch Acquisition, we intend to issue approximately $650.0 million aggregate principal amount of new senior unsecured debt securities, referred to collectively as our “New Notes.” We intend to issue the New Notes in lieu of borrowing under the Bridge Facility (as defined and described below). We anticipate that in the event the New Notes are issued prior to the consummation of the Clariant Masterbatch Acquisition, the New Notes will be subject to a special mandatory redemption in the event that the Clariant Masterbatch Acquisition is not consummated on or prior to December 19, 2020 or, if prior to December 19, 2020, the Agreement is terminated, other than in connection with the consummation of the Clariant Masterbatch Acquisition. This prospectus supplement does not constitute an offer to sell, or a solicitation of an offer to buy, any of the New Notes. Assuming we so commence an offering with respect to such New Notes, such offering will be offered pursuant to a memorandum or prospectus in respect of such offering.

Pursuant to a Commitment Letter, dated December 19, 2019 (as amended, supplemented or otherwise modified, including pursuant to certain joinder agreements with respect thereto, the “Commitment Letter”), Citigroup Global Markets Inc., Morgan Stanley Senior Funding, Inc., Wells Fargo Bank, National Association, Citizens Bank, N.A., HSBC Bank USA, N.A., PNC Bank, National Association, Truist Bank and U.S. Bank National Association (collectively, the “Commitment Parties”) have provided up to a 12-month commitment for a $1,150 million senior unsecured bridge loan facility (the “Bridge Facility”) for purposes of funding the Clariant Masterbatch Acquisition. The Commitment Parties’ commitments under the Bridge Facility will be reduced on a dollar-for-dollar basis by the net cash proceeds that we receive from this offering and from any additional common shares, if any, that are sold in the event that the underwriters exercise their option to purchase such additional common shares. We currently intend to issue the New Notes in lieu of borrowing under the Bridge Facility.

Preliminary Results for the Quarter and Year Ended December 31, 2019

We are currently finalizing our financial results for the quarter and year ended December 31, 2019. Complete financial information is not available and will not be final until we complete our financial closing procedures. The information presented herein should not be considered a substitute for the financial information to be filed with the SEC in our Annual Report on Form 10-K for the fiscal year ended December 31, 2019 once it becomes available. Based on information currently available, the following represents preliminary financial information for the quarter and year ended December 31, 2019:

Fourth Quarter Results

•

GAAP earnings per share from continuing operations of $0.08 for the quarter ended December 31, 2019 compared to a loss of $0.02 in the quarter ended December 31, 2018; 2019 GAAP earnings per share included a $0.25 unfavorable impact associated with earnout adjustments and acquisition-related costs.

•	Grew adjusted earnings per share 42% over the quarter ended December 31, 2018.

•	Specialty Engineered Materials expanded organic operating income 30% during the quarter ended December 31, 2019, driven by strong performance from composite solutions.

•	Asia business and Europe Color business also contributed to better than expected results for the quarter.

Full Year Results

•

GAAP earnings per share from continuing operations of $0.97 in 2019 compared to $1.09 in 2018; 2019 GAAP earnings per share included a $0.51 unfavorable impact associated with earnout adjustments and acquisition-related costs.

•	Adjusted earnings per share from continuing operations increased 12% from 2018 to $1.69 in 2019, representing the 10th consecutive year of adjusted earnings per share growth.

•	Specialty Engineered Materials increased revenue and operating income 16% and 20%, respectively, from 2018.

•	PolyOne Distribution generated record operating income of $75 million in 2019, representing a 6% increase from 2018.

•	Remained ACC Responsible Care® certified company, with world-class safety performance and improved employee engagement scores globally.

•	Innovation and R&D remained world-class with Vitality Index expanding to 37%.

•	Increased dividend for the 9th consecutive year.

Summary of Condensed Consolidated Statements of Income (Unaudited)	Three Months Ended December 31,		Year Ended December 31,
(in millions, except per share amounts)	2019	2018	2019	2018
	(unaudited)
Sales	$658.6	$677.1	$2,862.7	$2,881.0
Operating income	20.5	30.2	156.8	178.6
Net income (loss) from continuing operations attributable to PolyOne shareholders	6.4	(1.3)	75.5	87.7
Basic earnings (loss) per share from continuing operations attributable to PolyOne shareholders	$0.08	$(0.02)	$0.98	$1.10
Diluted earnings (loss) per share from continuing operations attributable to PolyOne shareholders	$0.08	$(0.02)	$0.97	$1.09

Senior management uses comparisons of adjusted net income from continuing operations attributable to PolyOne shareholders and diluted adjusted earnings per share (EPS) from continuing operations attributable to PolyOne shareholders, excluding special items, to assess performance and facilitate comparability of results. Senior management believes these measures are useful to investors because they allow for comparison to PolyOne’s performance in prior periods without the effect of items that, by their nature, tend to obscure PolyOne’s operating results due to the potential variability across periods based on timing, frequency and magnitude. Non-GAAP financial measures have limitations as analytical tools and should not be considered in isolation from, or solely as alternatives to, financial measures prepared in accordance with GAAP. Below is a reconciliation of these non-GAAP financial measures to their most directly comparable financial measures calculated and presented in accordance with GAAP. See the tables below for a definition and summary of special items.

Reconciliation to Condensed Consolidated Statements of Income	Three Months Ended December 31, 2019		Three Months Ended December 31, 2018
(in millions, except per share amounts)	$	EPS	$	EPS
Net income (loss) from continuing operations attributable to PolyOne shareholders	$6.4	$0.08	$(1.3)	$(0.02)
Special items, after tax(1)	19.9	0.26	20.6	0.26

Adjusted net income / EPS—excluding special items	$26.3	$0.34	$19.3	$0.24

(1)	See the “Special Items” table below.

Reconciliation to Condensed Consolidated Statements of Income	Year Ended December 31, 2019		Year Ended December 31, 2018
(in millions, except per share amounts)	$	EPS	$	EPS
Net income from continuing operations attributable to PolyOne shareholders	$75.5	$0.97	$87.7	$1.09
Special items, after tax(1)	55.8	0.72	33.6	0.42

Adjusted net income / EPS—excluding special items	$131.3	$1.69	$121.3	$1.51

(1)	See the “Special Items” table below.

Special items(1)	Three Months Ended December 31,		Year Ended December 31,
(in millions, except per share amounts)	2019	2018	2019	2018
Cost of sales:
Restructuring costs	$—	$(0.1)	$0.3	$(0.6)
Environmental remediation costs	0.3	(3.9)	(10.1)	(23.1)
Reimbursement of previously incurred environmental costs	0.5	0.5	4.5	4.3
Acquisition related costs	—	0.2	(2.0)	(1.6)

Impact on cost of sales	0.8	(3.3)	(7.3)	(21.0)

Selling and administrative expense:
Restructuring, legal and other	(4.4)	(4.8)	(19.4)	(17.0)
Acquisition earnout adjustments	(15.7)	(0.7)	(36.4)	(0.7)
Acquisition related costs	(5.3)	(1.0)	(8.6)	(3.7)

Impact on selling and administrative expense	(25.4)	(6.5)	(64.4)	(21.4)

Impact on operating income	(24.6)	(9.8)	(71.7)	(42.4)
Debt extinguishment costs	—	(1.0)	—	(1.1)
Other income, net	0.1	0.2	0.5	0.4
Pension & other post-retirement benefits—mark-to-market adjustment	9.5	(15.6)	9.5	(15.6)

Impact on income from continuing operations before income taxes	(15.0)	(26.2)	(61.7)	(58.7)
Income tax (expense) benefit on above special items	(0.4)	5.5	11.1	14.7
Tax adjustments(2)	(4.5)	0.1	(5.2)	10.4

Impact of special items on net income from continuing operations attributable to PolyOne Shareholders	$(19.9)	$(20.6)	$(55.8)	$(33.6)

Diluted earnings per common share impact	$(0.26)	$(0.26)	$(0.72)	$(0.42)
Weighted average shares used to compute adjusted earnings per share:
Diluted	77.5	79.2	77.7	80.4

(1)

Special items include charges related to specific strategic initiatives or financial restructuring such as: consolidation of operations; debt extinguishment costs; costs incurred directly in relation to acquisitions or divestitures, including adjustments related to contingent consideration; employee separation costs resulting from personnel reduction programs, plant realignment costs, executive separation agreements; asset impairments; mark-to-market adjustments associated with actuarial gains and losses on pension and other post-retirement benefit plans; environmental remediation costs, fines, penalties and related insurance recoveries related to facilities no longer owned or closed in prior years; gains and losses on the divestiture of operating businesses, joint ventures and equity investments; gains and losses on facility or property sales or disposals; results of litigation, fines or penalties, where such litigation (or action relating to the fines or penalties) arose prior to the commencement of the performance period; one-time, non-recurring items; and the effect of changes in accounting principles or other such laws or provisions affecting reported results.

(2)	Tax adjustments include the net tax benefit/expense from one-time income tax items, the set-up or reversal of uncertain tax position reserves and deferred income tax valuation allowance adjustments.

Consolidated Balance Sheet Data:	As of December 31, 2019
(in millions)	(unaudited)
Cash and cash equivalents	$864.7
Working capital(1)	304.4
Total assets	3,265.9
Total debt(2)	1,242.8
Non-current pension and other post-retirement benefits	56.6
PolyOne shareholders’ equity	1,051.9
Noncontrolling interests	0.8
Total Equity	$1,052.7

(1)	Working capital is defined as accounts receivable, net plus inventory, net less accounts payable.
(2)	Total debt is shown at principal value.

Consolidated Cash Flow Data:	Year Ended December 31, 2019
(in millions)	(unaudited)
Net cash provided (used) by:
Operating activities	$301.7
Investing activities	611.9
Financing activities	(219.2)
Capital expenditures	(81.7	)(1)

(1)	Includes $14.1 million of capital expenditures from discontinued operations.

Segment and Total Company Data:	Year Ended December 31, 2019
(in millions)	(unaudited)
Sales:
Color, Additives and Inks	$1,003.8
Specialty Engineered Materials	745.7
Distribution	1,192.2
Corporate and eliminations	(79.0)

Sales	$2,862.7

Operating income:
Color, Additives and Inks	$147.4
Specialty Engineered Materials	86.8
Distribution	75.4
Corporate and eliminations	(152.8)

Operating income	$156.8

Other Financial Data:	Year Ended December 31, 2019
(in millions)	(unaudited)
Adjusted EBITDA(1)	$308.5

(1)

Adjusted EBITDA is reflected in millions. We define EBITDA as earnings before interest (net of interest income), taxes, depreciation and amortization. Adjusted EBITDA is defined as EBITDA adjusted to add back the special items indicated in the table below. EBITDA and Adjusted EBITDA are not measures of performance or liquidity under GAAP, and we caution investors that amounts presented in accordance with our definitions of EBITDA and Adjusted EBITDA may not be comparable to similar measures disclosed by other companies, because not all companies calculate EBITDA and Adjusted EBITDA in the same manner. We present EBITDA because we consider it an important supplemental measure of our performance and believe it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. We present Adjusted EBITDA because we believe that it is a further supplemental measure of our performance and liquidity. EBITDA and Adjusted EBITDA should not be considered in isolation or as substitutes for operating income, net income or cash flow statement data prepared in accordance with GAAP. Please see the table below for the reconciliation of EBITDA and Adjusted EBITDA to the comparable GAAP measure of net income.

Reconciliation of Adjusted EBITDA	Year Ended December 31, 2019
(in millions)	(unaudited)
Net income from continuing operations attributable to PolyOne common shareholders	$75.5
Interest expense, net	59.5
Depreciation and amortization(a)	78.1
Income tax expense	33.7
EBITDA	246.8
Environmental remediation costs, net of reimbursements of previously incurred costs(b)	5.6
Legal, restructuring and other(c)	19.1
Acquisition earnout adjustments(d)	36.4
Acquisition related costs(e)	10.6
Other(f)	(10.0)
Adjusted EBITDA	$308.5

(a)	Reflects total consolidated depreciation and amortization of $87.5 million less depreciation and amortization from discontinued operations of $9.4 million.
(b)

Reflects environmental remediation costs, fines, penalties and related insurance recoveries related to facilities no longer owned or closed in prior years. Insurance reimbursements were $4.5 million in 2019.

(c)	Reflects litigation costs that arose prior to the commencement of the performance period, employee separation costs resulting from personnel reduction programs and plant realignment costs.
(d)	Reflects adjustments to increase the earnout accruals related to recent acquisitions, which are payable in the event certain operating results are achieved.
(e)	Reflects non-recurring acquisition related costs, including inventory fair value adjustments.
(f)

We have elected to immediately recognize actuarial gains and losses, after consideration of inventory capitalization, in our results in the year in which the gains or losses occur related to our pension and other post-retirement benefit plans. A gain of $9.5 million for our mark-to-market pension and OPEB adjustments are reflected within this line.

The foregoing financial information for the quarter and year ended December 31, 2019 are preliminary and unaudited and represent the most current information available to management. Our actual results may differ from these preliminary results due to the completion of our financial closing procedures, final adjustments and other developments that may arise between the date of this prospectus supplement and the time that financial results for the quarter and year ended December 31, 2019 are finalized.

Corporate Information

We are an Ohio corporation formed on August 31, 2000 by the consolidation of The Geon Company and M.A. Hanna Company. Our principal executive office is located at 33587 Walker Road, Avon Lake, Ohio 44012 and our telephone number is (440) 930-1000. Our common shares are listed on the New York Stock Exchange under the symbol “POL.” Our website address is www.polyone.com. The information contained on or accessible through our website is not a part of this prospectus supplement, other than the documents that we file with the Commission that are incorporated by reference into this prospectus supplement.

The Offering

The following summary of this offering contains information about our common shares and is not intended to be complete. For a more complete description of the terms of the common shares offered hereby, see “Description of Common Shares.” For purposes of this section, references to “PolyOne,” “we,” “us” or “our” include only PolyOne Corporation and not any of its subsidiaries.

Issuer	PolyOne Corporation, an Ohio corporation

Common shares offered by us	common shares

Option to purchase additional shares	common shares

Common shares to be outstanding immediately after this offering	common shares[1]

Use of proceeds	We expect to receive net proceeds of $ million from this offering (or $ if the underwriters exercise, in full, their option to purchase additional shares from us), after deducting the underwriting discount, but before deducting estimated offering expenses payable by us. We intend to use the net proceeds from this offering to finance, in part, the Acquisitions, including the payment of related fees and expenses, as described under the heading “Use of Proceeds.” The closing of this offering is expected to occur prior to, and is not conditioned upon, the consummation of either of the Acquisitions. In the case that either of the Acquisitions is not consummated for any reason, and the other Acquisition is consummated, we intend to use the net proceeds from this offering to finance, in part, the Acquisition that is consummated, and any remaining proceeds for general corporate purposes. In the case that neither Acquisition is consummated, we intend to use the net proceeds from this offering for general corporate purposes, including potential bolt-on acquisitions.

Risk factors	See “Risk Factors” and other information in this prospectus supplement and the accompanying prospectus for a discussion of factors that should be carefully considered before investing in our common shares.

Exchange listing	Our common shares are listed on the New York Stock Exchange under the symbol “POL.”

Transfer agent	EQ Shareowner Services.

(1)

Based on 76,948,320 common shares outstanding as of January 27, 2020 and assumes no exercise of the underwriters’ option to purchase additional shares from us. Excludes any common shares issuable under our equity compensation plans.

PolyOne Corporation Summary Historical Consolidated Financial Information

The following table sets forth summary consolidated financial data as of and for each of the periods indicated. The consolidated historical financial data as of December 31, 2018 and 2017 and for the fiscal years ended December 31, 2018, 2017 and 2016 is derived from our audited consolidated financial statements and related notes. The consolidated historical financial data as of and for the nine months ended September 30, 2019 and 2018 is derived from our unaudited condensed consolidated financial statements and the notes thereto. The data set forth below should be read in conjunction with our historical consolidated financial statements, the related notes thereto and other financial information incorporated by reference into this prospectus supplement and the accompanying prospectus by reference to our Annual Report on Form 10-K for the year ended December 31, 2018 (as updated by our Current Report on Form 8-K filed with the SEC on January 28, 2020) and our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2019.

	Year Ended December 31,			Nine Months Ended September 30,
(in millions)	2018	2017	2016	2019	2018
				(unaudited)
Consolidated Statement of Operations Data:
Sales	$2,881.0	$2,590.3	$2,349.4	$2,204.1	$2,203.9
Cost and expenses:
Cost of sales	2,256.2	1,993.9	1,793.2	1,700.2	1,720.0
Selling and administrative expense	446.2	423.3	385.8	367.6	335.5

Operating income	178.6	173.1	170.4	136.3	148.4

Interest expense, net	(62.8)	(60.8)	(59.7)	(47.6)	(47.2)
Debt extinguishment costs	(1.1)	(0.3)	(0.4)	—	(0.1)
Other (expense) income, net	(12.9)	(0.1)	19.3	1.4	2.0

Income from continuing operations before income taxes	101.8	111.9	129.6	90.1	103.1
Income tax expense	(14.4)	(0.8)	(28.3)	(20.8)	(14.2)

Net income from continuing operations	$87.4	$111.1	$101.3	$69.3	$88.9
Income (loss) from discontinued operations, net of income taxes	72.1	(168.7)	63.7	54.2	59.4

Net income (loss)	$159.5	$(57.6)	$165.0	$123.5	$148.3
Net loss (income) attributable to noncontrolling interests	0.3	(0.1)	0.2	(0.2)	0.1

Net income (loss) attributable to PolyOne common shareholders	$159.8	$(57.7)	$165.2	$123.3	$148.4

	As at December 31,		As at September 30, 2019
(in millions)	2018	2017
			(unaudited)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$170.9	$243.6	$199.6
Working capital(1)	326.8	294.2	361.0
Total assets	2,723.3	2,705.3	2,946.2
Total debt(2)	1,371.8	1,323.5	1,438.9
Non-current pension and other post-retirement benefits	54.3	62.3	52.7
PolyOne shareholders’ equity	540.0	598.5	591.4
Noncontrolling interests	0.6	0.9	0.8
Total Equity	$540.6	$599.4	$592.2

(1)	Working capital is defined as accounts receivable, net plus inventory, net less accounts payable.
(2)	Total debt is shown at principal value.

	Year Ended December 31,			Nine Months Ended September 30,
(in millions)	2018	2017	2016	2019	2018
				(unaudited)
Consolidated Cash Flow Data:
Net cash provided (used) by:
Operating activities	$253.7	$202.4	$227.6	$198.6	$170.9
Investing activities	(170.3)	(119.4)	(235.4)	(162.2)	(145.9)
Financing activities	(148.1)	(72.7)	(40.3)	(5.8)	(83.0)
Capital expenditures	(76.0)	(79.6)	(84.2)	(47.9)	(51.2)

	Year Ended December 31,			Nine Months Ended September 30,
	2018	2017	2016	2019	2018
				(unaudited)
Other Financial Data:
Adjusted EBITDA(1)	$296.2	$272.6	$276.1	$243.2	$240.0
Ratio of Adjusted EBITDA to Interest Expense(1)	4.7x	4.5x	4.6x	5.1x	5.1x
Ratio of Net Debt to Adjusted EBITDA(1)(2)(3)	4.1x	4.0x	3.8x	5.1x	4.9x
Ratio of Net Secured Debt to Adjusted EBITDA(1)	2.0x	1.7x	1.5x	2.6x	2.3x

(1)

Adjusted EBITDA is reflected in millions. We define EBITDA as earnings before interest (net of interest income), taxes, depreciation and amortization. Adjusted EBITDA is defined as EBITDA adjusted to add back the special items indicated in the table below. EBITDA and Adjusted EBITDA are not measures of performance or liquidity under GAAP, and we caution investors that amounts presented in accordance with our definitions of EBITDA and Adjusted EBITDA may not be comparable to similar measures disclosed by other companies, because not all companies calculate EBITDA and Adjusted EBITDA in the same manner. We present EBITDA because we consider it an important supplemental measure of our performance and believe it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. We present Adjusted EBITDA because we believe that it is a further supplemental measure of our performance and liquidity. EBITDA and Adjusted EBITDA should not be considered in isolation or as substitutes for operating income, net income or cash flow statement data prepared in accordance with GAAP. Please see the table below for the reconciliation of EBITDA and Adjusted EBITDA to the comparable GAAP measure of net income.

	Year Ended December 31,			Nine Months Ended September 30,
	2018	2017	2016	2019	2018
(in millions)				(unaudited)
Reconciliation of Adjusted EBITDA:
Net income from continuing operations attributable to PolyOne common shareholders	$87.7	$111.0	$101.5	$69.1	$89.0
Interest expense, net	62.8	60.8	59.7	47.6	47.2
Depreciation and amortization	72.6	67.3	63.2	59.0	57.1
Income tax expense	14.4	0.8	28.3	20.8	14.2
EBITDA	237.5	239.9	252.7	196.5	207.5
Environmental remediation costs, net of reimbursements of previously incurred costs(a)	18.8	5.8	2.2	6.4	15.4
Legal, restructuring, and other costs(b)	17.6	17.3	20.6	14.7	12.7
Acquisition related costs(c)	6.0	5.9	8.8	26.0	4.5
Premium on early extinguishment of long-term debt	1.1	0.3	0.4	—	0.1
Other(d)	15.2	3.4	(8.6)	(0.4)	(0.2)
Adjusted EBITDA	$296.2	$272.6	$276.1	$243.2	$240.0

*	Amount may not add due to rounding.
(a)

Reflects environmental remediation costs, fines, penalties and related insurance recoveries related to facilities no longer owned or closed in prior years. Insurance reimbursements were $4.3 million, $9.1 million and $6.1 million in 2018, 2017 and 2016, respectively. Insurance reimbursements were $4.0 million and $3.8 million for the nine months ended September 30, 2019 and 2018, respectively.

(b)	Reflects litigation costs that arose prior to the commencement of the performance period, employee separation costs resulting from personnel reduction programs and plant realignment costs.
(c)	Reflects non-recurring acquisition related costs, including inventory fair value adjustments.
(d)

We have elected to immediately recognize actuarial gains and losses, after consideration of inventory capitalization, in our results in the year in which the gains or losses occur related to our pension and other post-retirement benefit plans. The following amounts for our mark-to-market pension and OPEB adjustments are reflected within this line: loss of $15.6 million, loss of $3.3 million and gain of $8.4 million in 2018, 2017 and 2016, respectively.

(2)	Net debt is defined as total debt less cash and cash equivalents at period end.
(3)	For purposes of calculating the ratio of Net Debt to Adjusted EBITDA, Net Debt is determined using principal amount.

Summary Historical Combined Financial Information of the Business

The following table sets forth summary combined financial data as of and for each of the periods indicated. The combined historical financial data as of December 31, 2018 and 2017 and for the fiscal years ended December 31, 2018 and 2017 is derived from the audited combined financial statements of the Business. The combined historical financial data as of September 30, 2019 and for the nine months ended September 30, 2019 and 2018 is derived from the unaudited interim condensed combined financial statements of the Business. The data set forth below is presented in Swiss francs and should be read in conjunction with the historical combined financial statements of the Business, the related notes thereto and other financial information included as an exhibit to our Current Report on Form 8-K filed with the SEC on January 28, 2020 and incorporated by reference into this prospectus supplement and the accompanying prospectus.

	Year Ended December 31,				Nine Months Ended September 30,
(in CHF, millions)	2018		2017		2019		2018
					(unaudited)
Combined Income Statement Data:
Sales	CHF	1,182.9	CHF	1,188.8	CHF	856.2	CHF	905.5
Costs of goods sold		(872.4)		(888.6)		(622.2)		(664.0)

Gross profit		310.5		300.2		234.0		241.5

Selling, general and administrative costs		(219.8)		(231.1)		(172.4)		(170.2)
Research and development costs		(8.5)		(10.7)		(7.9)		(5.9)
Other expense		(0.3)		—		(0.5)		(0.2)

Operating income		81.8		58.3		53.2		65.4

Interest expense		(14.6)		(16.9)		(10.1)		(11.3)
Interest income		1.6		2.6		1.5		1.1
Income before income tax expense		68.9		43.9		44.7		55.2
Income tax expense		(17.8)		(13.9)		(11.8)		(16.6)

Net income	CHF	51.1	CHF	30.0	CHF	32.9	CHF	38.6
Less: Net income attributable to non-controlling interests		0.3		2.0		0.6		0.4

Net income attributable to the Masterbatches Business	CHF	50.8	CHF	28.0	CHF	32.2	CHF	38.2

	As at December 31,				As at September 30, 2019
(in CHF, millions)	2018		2017
					(unaudited)
Combined Balance Sheet Data:
Cash and cash equivalents	CHF	123.3	CHF	29.5	CHF	35.1
Working Capital(1)		154.0		192.4		185.4
Total Assets		783.5		730.9		712.0
Total Debt(2)		81.0		305.5		75.0
Retirement benefit obligations		18.9		27.2		25.0
Total equity attributable to the Masterbatches Business		443.4		163.3		389.4
Non-controlling interests		14.1		12.6		13.0
Total Equity	CHF	457.5	CHF	175.9	CHF	402.4

(1)	Working capital is defined as accounts receivable, net plus inventories less accounts payable
(2)	Total debt is defined as the sum of short-term debt, long-term debt and loans from related parties and shown at principal value

	Year Ended December 31,				Nine Months Ended September 30,
(in CHF, millions)	2018		2017		2019		2018
Combined Cash Flow Data:						(unaudited)
Net cash provided (used by)
Operating activities	CHF	100.7	CHF	36.5	CHF	19.5	CHF	19.9
Investing activities		(18.1)		(32.8)		(18.7)		(13.3)
Financing activities		14.4		(16.5)		(88.3)		(3.6)
Investments in property, plant and equipment		(17.1)		(32.3)		(17.7)		(12.5)

Summary Unaudited Pro Forma Condensed Combined Financial Data

The following table presents our summary unaudited pro forma condensed combined financial data for the year ended December 31, 2018 and the nine months ended September 30, 2019, giving effect to the Acquisitions and related financings. The unaudited pro forma condensed combined financial data were derived from the unaudited pro forma condensed combined financial information included as an exhibit to our Current Report on Form 8-K filed with the SEC on January 28, 2020 and incorporated by reference into this prospectus supplement and the accompanying prospectus. The summary unaudited pro forma condensed combined financial data is not necessarily indicative of operating results and financial position that would have been achieved had the Acquisitions been completed as of January 1, 2018, and does not intend to project PolyOne’s future financial results after the Acquisitions. The summary unaudited pro forma condensed combined financial data should be read in conjunction with our historical combined financial statements and the historical combined financial statements of the Business incorporated by reference into this prospectus supplement and the accompanying prospectus and the unaudited pro forma condensed combined financial information and the notes thereto included as an exhibit to our Current Report on Form 8-K filed with the SEC on January 28, 2020 and incorporated by reference into this prospectus supplement and the accompanying prospectus.

	Pro Forma (unaudited)
	Year Ended December 31,	Nine Months Ended September 30,
(in millions)	2018	2019
Pro Forma Combined Statement of Operations Data:
Sales	$4,085.9	$3,061.0
Costs of Sales	3,155.0	2,332.1

Gross Margin	930.9	728.9
Selling and administrative expenses	702.2	567.2
Operating income	228.7	161.7
Interest expense, net	(102.0)	(71.9)
Debt extinguishments costs	(1.1)	—
Other (expense) income, net	(13.0)	(12.3)

Income from continuing operations before income taxes	112.6	77.5
Income tax expense	(15.7)	(15.6)

Net income from continuing operations	96.9	61.9
Net income attributable to noncontrolling interests	—	(0.8)

Net income from continuing operations attributable to common shareholders	$96.9	$61.1

Pro Forma (unaudited)
(in millions)	As at September 30, 2019
Pro Forma Combined Balance Sheet Data:
Cash and cash equivalents	$447.5
Working Capital(1)	560.6
Total Assets	4,915.3
Total Debt(2)	2,164.5
Pension and other post-retirement benefits	111.5
PolyOne shareholders’ equity	1,449.8
Noncontrolling interests	13.9
Total Equity	$1,463.7

(1)	Working capital is defined as accounts receivable, net plus inventory, net less accounts payable.
(2)	Total debt is shown at principal value.

RISK FACTORS

An investment in our common shares involves risk. Prior to making a decision about investing in our common shares, and in consultation with your own financial and legal advisors, you should carefully consider the following risk factors regarding our common shares and this offering, as well as the risk factors incorporated by reference in this prospectus supplement from our Annual Report on Form 10-K for the year ended December 31, 2018 under the heading “Risk Factors,” and other filings we may make from time to time with the SEC. You should also refer to the other information included or incorporated by reference in this prospectus supplement and the accompanying prospectus, including our financial statements and the related notes. Additional risks and uncertainties that are not yet identified may also materially harm our business, operating results and financial condition and could result in a complete loss of your investment.

Risks Related to Ownership of Our Common Shares

Sales, or the availability for sale, or future issuances of substantial amounts of our common shares, could adversely affect the value of our common shares or dilute your percentage of ownership in PolyOne.

No predictions can be made as to the effect, if any, that future sales of our common shares, or the availability of common shares for future sales, will have on the market price of our common shares. Sales of substantial amounts of our common shares in the public market and the availability of shares for future sale could adversely affect the prevailing market price of our common shares. This in turn would adversely affect the fair value of the common shares and could impair our future ability to raise capital through an offering of our equity securities.

In addition, your percentage of ownership in PolyOne may be diluted in the future because of equity issuances for acquisitions, capital market transactions or otherwise, including equity awards that we grant to our directors, officers and employees. From time to time, we will issue additional share-based awards to our employees under our employee benefits plans. Such awards will have a dilutive effect on our earnings per share, which could adversely affect the market price of our common shares.

The price of our common shares may be volatile.

The price at which our common shares trade may be volatile and may fluctuate due to factors such as:

•	our historical and anticipated operating results and financial performance;

•	conditions that impact demand for our products and services;

•	variations between our actual results and analyst and investor expectations or changes in financial estimates and recommendations by securities analysts;

•	strategic actions involving us or our competitors, such as significant products, technical innovations, joint ventures, capital commitments, acquisitions or restructurings;

•	stock market, industry and investor perceptions, and valuations of our company and comparable public companies; and

•	changes in general market, economic and political conditions in domestic and foreign economies or financial markets.

Fluctuations may be unrelated to or disproportionate to company performance. These fluctuations may result in a material decline in the trading price of our common shares.

The Acquisitions may not be accretive and may cause dilution to our earnings per share, which may negatively affect the market price of the our common shares.

Even if the Acquisitions are completed, there can be no assurance that they will result in accretion on an earnings per share basis to our shareholders. We could also be impacted by other factors, such as additional transaction and integration-related costs or the failure to realize all of the benefits anticipated in the Acquisitions. These factors could cause dilution to our adjusted earnings per share or decrease or delay any expected accretive effect of the Acquisitions. Such factors could also cause a decrease in the market value of our common shares.

Our ability to pay dividends on our common shares may be limited.

Our payment of dividends on our common shares in the future will be determined by our board of directors (or an authorized committee thereof) in its sole discretion and will depend on business conditions, our financial condition, earnings and liquidity, and other factors deemed relevant by the board of directors.

The agreements governing any future indebtedness of ours may limit our ability to pay cash dividends on our capital stock, including our common shares. In the event that the agreements governing any such indebtedness restrict our ability to pay dividends in cash on our common shares, we may be unable to pay such dividends unless we can refinance the amounts outstanding under such agreements.

Anti-takeover provisions contained in our Amended and Restated Articles of Incorporation and Amended and Restated Regulations, as well as provisions of Ohio law, could impair a takeover attempt.

Provisions of our Amended and Restated Articles of Incorporation and Amended and Restated Regulations may have the effect of delaying, deferring or discouraging a prospective acquirer from making a tender offer for our shares or otherwise attempting to obtain control of us. To the extent that these provisions discourage takeover attempts, they could deprive shareholders of opportunities to realize takeover premiums for their shares. Moreover, these provisions could discourage accumulations of large blocks of common shares, thus depriving shareholders of any advantages which large accumulations of stock might provide. For example, our Amended and Restated Articles of Incorporation authorize us to issue, without the approval of our shareholders, one or more classes or series of preferred shares having such designation, powers, preferences and rights, including preferences over our common shares respecting dividends and distributions, as our board of directors generally may determine. The terms of one or more classes or series of preferred shares could dilute the voting power or reduce the value of our common shares. For example, we could grant the holders of preferred shares the right to elect some number of our directors in all events or on the happening of specified events, or the right to veto specified transactions.

As an Ohio corporation, we are also subject to provisions of Ohio law, including Chapter 1704 of the Ohio Revised Code. Chapter 1704 of the Ohio Revised Code prevents shareholders holding more than 10% of the voting power of our outstanding common shares from engaging in certain business combinations unless the business combination was approved in advance by our board of directors, is approved by the holders of at least 66-2/3% of our outstanding common shares, including shares representing at least a majority of voting shares that are not beneficially owned by the shareholder engaging in the transaction, or satisfies statutory conditions relating to the fairness of the consideration to be received by our shareholders.

Any provision of our Amended and Restated Articles of Incorporation or our Amended and Restated Regulations or Ohio law that has the effect of delaying or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their common shares and could also affect the price that some investors are willing to pay for our common shares.

This offering is not contingent upon the completion of either of the Acquisitions. If either or both of the Acquisitions are not completed, we will have broad discretion on the use of the net proceeds of this offering.

This offering is not contingent upon the completion of either of the Acquisitions. Accordingly, your purchase of our common shares in this offering may be an investment in PolyOne on a stand-alone basis without any of the assets of the Business, or anticipated benefits of the Acquisitions. We will have broad discretion to use the net proceeds of this offering if either or both the Acquisitions do not occur. In the case that either of the

Acquisitions is not consummated for any reason, and the other Acquisition is consummated, we intend to use the net proceeds from this offering to finance, in part, the Acquisition that is consummated, and any remaining proceeds for general corporate purposes. In the case that neither Acquisition is consummated, we intend to use the net proceeds from this offering for general corporate purposes, including potential bolt-on acquisitions. See “Use of Proceeds.”

Sales of a substantial amount of our common shares in the public market, particularly sales by our directors, officers and significant shareholders, or the perception that these sales could occur, could cause the market price of our common shares to decline.

Sales of a substantial amount of our common shares in the public market, particularly sales by our directors, executive officers and significant stockholders, or the perception that these sales could occur, could cause the market price of our common shares to decline and may make it more difficult for you to sell your common shares at a time and price that you deem appropriate.

Our directors and executive officers have entered into lock-up agreements with the underwriters under which they have agreed, subject to specific exceptions described in the section titled “Underwriting (Conflict of Interest),” not to sell, directly or indirectly, any common shares without the permission of the representatives of the underwriters for a period of 60 days following the date of this prospectus supplement. We refer to such period as the “lock-up period.” When the lock-up period expires, we and our directors and executive officers will be able to sell our common shares in the public market. In addition, the representatives of the underwriters may, in their sole discretion, release all or some portion of the shares subject to lock-up agreements at any time and for any reason. Sales of a substantial number of such shares upon expiration of the lock-up, the perception that such sales may occur, or early release of these agreements, could cause our market price to fall or make it more difficult for you to sell your common shares at a time and price that you deem appropriate.

Risks Related to the Acquisitions

Each Acquisition is subject to a number of conditions to the obligations of PolyOne and the relevant Seller to complete such Acquisition, which, if not fulfilled, or not fulfilled in a timely manner, may result in termination of the Agreement or the BTA, as applicable.

The Agreement and BTA each contain a number of conditions to the consummation of the applicable Acquisition, including, among others:

•

in the case of the Agreement, the affirmative approval of antitrust and competition authorities or expiration or termination of the applicable waiting periods in certain specified jurisdictions, including, among others, China and Germany;

•	the absence of orders or injunctions that prohibit the consummation of the applicable Acquisition;

•

in the case of the Agreement, the Separation (as defined in the Agreement), whereby Clariant is reorganizing the Clariant Masterbatch Business under a single direct-sale subsidiary, Clariant Plastics & Coatings AG, shall have been completed in accordance with the Agreement and the related separation concept, subject to certain exceptions;

•

subject to certain exceptions, the accuracy of representations and warranties with respect to the businesses of PolyOne and the relevant Seller, including, with respect to the Sellers, the absence since the date of the Agreement or the BTA, as applicable, of any event or condition that has had or would reasonably be expected to have a material adverse effect on the Business, and compliance by PolyOne and the relevant Seller with their respective covenants contained in the Agreement and the BTA, as applicable; and

•	in the case of the BTA, the approval by Clariant India shareholders of the Clariant India Masterbatch Acquisition.

If any of these conditions are not satisfied or waived prior to December 19, 2020, it is possible that the Agreement or the BTA, as applicable, may be terminated. Furthermore, PolyOne and the Sellers may agree to amendments to or waivers of the terms of the Agreement or the BTA without the consent of holders of common shares, which may adversely impact the interests of such holders. Although we and the Sellers have agreed in the Agreement and the BTA to use reasonable best efforts, subject to certain limitations, to complete the respective portions of the Acquisitions, these and other conditions to the consummation of the Acquisitions may fail to be satisfied. In addition, satisfying the conditions to and the consummation of the Acquisitions may take longer and could cost more than PolyOne or the Sellers expect. Many of the conditions to the consummation of the Acquisitions are not within our control or the Sellers’ control, and the parties cannot predict when or if these conditions will be satisfied. Any delay in completing the Acquisitions may adversely affect the cost savings and other benefits that we expect to achieve if the Acquisitions and the integration of the parties’ respective businesses are completed within the expected timeframe. The consummation of the Clariant Masterbatch Acquisition is not conditioned on the consummation of the Clariant India Masterbatch Acquisition and vice versa. Neither the consummation of the Clariant Masterbatch Acquisition nor the consummation of the Clariant India Masterbatch Acquisition is conditioned on the consummation of this offering.

The Acquisitions may not occur at all or may not occur in the expected time frame, which may negatively impact our share price and have a material adverse effect on our results of operations, cash flows and financial position.

The consummation of the Acquisitions is not assured. The Acquisitions are subject to risks and uncertainties, including the risks that the necessary regulatory approvals will not be obtained, the risk that PolyOne may be required to divest certain businesses or assets in connection with the Acquisitions, or that other closing conditions will not be satisfied. For example, in connection with obtaining the required regulatory approvals, PolyOne may be required to divest assets of its business. We cannot predict whether and when such conditions will be required or satisfied. If the Acquisitions are not completed or if there are significant delays in completing the Acquisitions, our ongoing business may be materially adversely affected and, without realizing any of the benefits of having completed the Acquisitions, we would be subject to a number of risks, including the following:

•	experiencing negative reactions from the financial markets, including negative impacts on our share prices;

•	experiencing negative reactions from our customers, distributors, regulators, vendors and employees;

•	required payment of certain significant costs relating to the Acquisitions, such as legal, accounting, financial advisor and printing fees;

•	required payment of the cash termination fee as required by the Agreement;

•

certain restrictions on the conduct of our business pursuant to the terms of the Agreement and the BTA, which may delay or prevent us from undertaking business opportunities that, absent the Agreement and the BTA, may have been pursued;

•

required substantial commitments of time and resources by our management, which could have resulted in the distraction of our management from ongoing business operations and pursuing other opportunities that could have been beneficial to us; and

•	litigation related to any failure to complete the Acquisitions or related to any enforcement proceeding commenced against us to perform its obligations under the Agreement and the BTA.

If the Acquisitions are not completed, the risks described above may materialize and they may have a material adverse effect on our results of operations, cash flows, financial position and share prices.

PolyOne and the Business will be subject to business uncertainties that could materially and adversely affect our business.

Uncertainty about the effect of the Acquisitions on employees, customers, suppliers, partners, and other third parties, including regulators, may have an adverse effect on PolyOne and the Business. These uncertainties may impair PolyOne’s and the Business’s ability to attract, retain and motivate key personnel until the Acquisitions are consummated and for a period of time thereafter, and could cause customers, suppliers and others who deal with PolyOne and the Business to seek to change existing business and other relationships. If key employees depart because of issues related to the uncertainty and difficulty of integration or a desire not to remain with us, our business could be harmed. In addition, the Agreement and the BTA restrict the Business, and to a lesser extent PolyOne, from taking specified actions without the consent of the Sellers until the Acquisitions are consummated. These restrictions may prevent PolyOne and the Business from pursuing attractive business opportunities that may arise prior to the consummation of the Acquisitions.

We do not currently control the Business and will not control the Business until the consummation of the Acquisitions.

We do not currently control the Business and will not control the Business until the consummation of the Acquisitions. Until that time, we cannot assure you that the Business will be operated in the same way that it would be operated under our control.

Furthermore, in connection with the Acquisitions, we will assume potential liabilities relating to the Business. To the extent we have not identified or quantified such liabilities, including, but not limited to, pending or threatened litigation or regulatory matters, during our due diligence process, these liabilities could have a material adverse effect on our business, financial condition, results of operations and cash flow and on the value of our common shares, following the consummation of the Acquisitions.

We may not realize the growth opportunities and cost synergies that are anticipated from the Acquisitions or may experience other difficulties integrating the Business.

The benefits that are expected to result from the Acquisitions will depend, in part, on our ability to realize the anticipated growth opportunities and cost synergies as a result of the Acquisitions. Our success in realizing these growth opportunities and cost synergies, and the timing of this realization, depends on the successful integration of the Business. There is a significant degree of difficulty and management distraction inherent in the process of integrating an acquisition as significant as the Business. The process of integrating operations could cause an interruption of, or loss of momentum in, our and the Business’s activities. Members of our senior management may be required to devote considerable amounts of time to this integration process, which will decrease the time they will have to manage our company, service existing customers, attract new customers, and develop new products or strategies. If senior management is not able to effectively manage the integration process, or if any significant business activities are interrupted as a result of the integration process, our business could suffer. There can be no assurance that we will successfully or cost-effectively integrate the Business. The failure to do so could have a material adverse effect on our business, financial condition, results of operations and cash flow.

Even if we are able to integrate the Business successfully, this integration may not result in the realization of the full benefits of the growth opportunities and cost synergies that we currently expect. For example, we have not always been successful in the past realizing expected growth opportunities and cost synergies in connection with acquisitions, and we cannot guarantee that these benefits will be achieved within anticipated time frames or at all. Moreover, we may incur substantial expenses in connection with the integration of the Business. While it is anticipated that certain expenses will be incurred to achieve cost synergies, such expenses are difficult to estimate accurately and may exceed current estimates. Accordingly, the benefits from the Acquisitions may be offset by costs incurred or delays in integrating the businesses.

We will incur a substantial amount of debt to complete the Acquisitions. To service our debt, we will require a significant amount of cash. Our ability to generate cash depends on many factors beyond our control. We also depend on the business of our subsidiaries to satisfy our cash needs. If we cannot generate the required cash, we may not be able to make the necessary payments required under our indebtedness. Our high level of debt could impair our financial health and prevent us from fulfilling our obligations under our indebtedness.

As of September 30, 2019, without giving effect to the Acquisitions or any related transactions, we had total principal amount of debt of approximately $1,438.9 million. Assuming the successful completion of this offering, we expect to incur approximately $650.0 million of debt to complete the Acquisitions. Our ability to make payments on our debt, fund our other liquidity needs, and make planned capital expenditures will depend on our ability to generate cash in the future. A significant portion of our operations are conducted by our subsidiaries. Our cash flows and our ability to service our indebtedness, including our ability to pay the interest on and principal of our debt when due, may be dependent upon cash dividends and other distributions or other transfers from our subsidiaries. Our historical financial results have been, and we anticipate that our future financial results will be, subject to fluctuations. Our ability to generate cash, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. We cannot guarantee that our business will generate sufficient cash flow from our operations or that future borrowings will be available to us in an amount sufficient to enable us to make payments of our debt, fund other liquidity needs and make planned capital expenditures.

The degree to which we are currently leveraged and will be leveraged following the consummation of the Acquisitions could have important consequences for shareholders. For example, it could:

•

make it more difficult for us to satisfy our obligations with respect to our indebtedness, including to pay or refinance our debts as they become due, particularly during adverse economic and industry conditions when a decrease in revenues or increase in costs could cause cash flow from operations to be insufficient to make scheduled debt service payments;

•	reduce the amount of funds available to fund our working capital, pay dividends, pursue strategic initiatives or finance our operations, capital expenditures and other activities;

•	increase our vulnerability to economic downturns and industry conditions;

•	limit our flexibility in responding to changing business and economic conditions, including increased competition and demand for new products and services;

•	place us at a disadvantage when compared to our competitors that have less debt;

•	increase our cost of borrowing; and

•	limit our ability to borrow additional funds.

In addition, any failure to comply with covenants in the instruments governing our debt could result in an event of default which, if not cured or waived, would have a material adverse effect on us.

We may not have the financial resources necessary to effect a special mandatory redemption of the New Notes, if necessary, which may have a material adverse effect on the market price of our common shares.

We intend to issue approximately $650.0 million aggregate principal amount of New Notes to complete the Acquisitions. We anticipate that in the event the New Notes are issued prior to the consummation of the Acquisitions, the New Notes will be subject to a special mandatory redemption in the event that the Clariant Masterbatch Acquisition is not consummated on or prior to December 19, 2020 or, if prior to December 19, 2020, the Agreement is terminated other than in connection with the consummation of the Clariant Masterbatch Acquisition.

We may not be required to deposit the proceeds from the New Notes into an escrow account pending completion of the Clariant Masterbatch Acquisition or to grant any security interest or other lien on those proceeds to secure any required repayment or redemption of any financings. If we are required to redeem or repay any New Notes, our ability to pay the redemption price may be limited by our financial resources at the time and the terms of our debt instruments or other instruments and agreements, and it is possible that we will not have sufficient financial resources available to satisfy our obligation to effect such redemption or repayment. Any failure to pay the mandatory redemption price of any New Notes as and when required could have a material adverse effect on our business, results of operations and financial condition and the market price of our securities, including our common shares.

The unaudited pro forma condensed combined financial statements included in this prospectus supplement are presented for illustrative purposes only and may not be an indication of the combined company’s financial condition or results of operations following the Acquisitions.

The unaudited pro forma condensed combined financial statements contained in this prospectus supplement are presented for illustrative purposes only, are based on various adjustments, assumptions and preliminary estimates, and may not be an indication of the combined company’s financial condition or results of operations following the Acquisitions for several reasons. The actual financial condition and results of operations of the combined company following the Acquisitions may not be consistent with, or evident from, these pro forma financial statements. In addition, the assumptions used in preparing the pro forma financial information may not prove to be accurate, and other factors may affect the combined company’s financial condition or results of operations following the Acquisitions. Any potential decline in the combined company’s financial condition or results of operations may cause significant variations in the value of the notes after consummation of the Acquisitions.

The unaudited pro forma condensed combined financial statements contained in this prospectus supplement have been prepared by, and are the responsibility of, PolyOne. Moreover, neither PolyOne’s independent auditors, Ernst and Young LLP, Clariant’s independent auditors, PricewaterhouseCoopers AG, nor any other independent accountants have compiled, examined or performed any procedures with respect to the unaudited pro forma financial statements contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and, accordingly, each of Ernst and Young LLP (as PolyOne’s independent auditors) and PricewaterhouseCoopers AG (as Clariant’s independent auditors) assumes no responsibility for, and disclaims any association with, the unaudited condensed combined pro forma financial statements. The reports of Ernst and Young LLP (as PolyOne’s independent accountants) and PricewaterhouseCoopers AG (as Clariant’s independent auditors) incorporated by reference herein relate exclusively to the historical financial information of the entities or, with respect to the report of PricewaterhouseCoopers AG, the business named in those reports and do not cover any other information in this prospectus supplement and should not be read to do so.

USE OF PROCEEDS

We expect to receive net proceeds of $         from this offering (or $         if the underwriters exercise, in full, their option to purchase additional shares from us), after deducting the underwriting discount, but before deducting estimated offering expenses payable by us. We intend to use the net proceeds from this offering, together with the net proceeds from the issuance of the New Notes (or borrowings under our Bridge Facility or other indebtedness in lieu thereof) and cash on hand, including the net cash proceeds from the divestiture of our PP&S business segment, to finance, in part, the Acquisitions and transaction-related expenses. The closing of this offering is expected to occur prior to, and is not conditioned upon, the consummation of either of the Acquisitions. In the case that either of the Acquisitions is not consummated for any reason, and the other Acquisition is consummated, we intend to use the net proceeds from this offering to finance, in part, the Acquisition that is consummated, and any remaining proceeds for general corporate purposes. In the case that neither Acquisition is consummated, we intend to use the net proceeds from this offering for general corporate purposes, including potential bolt-on acquisitions. Pending final use, we may invest the net proceeds from this offering in short-term marketable securities.

We intend to finance the Acquisitions, including the payment of related fees and expenses, with the net proceeds from this offering and the issuance of the New Notes (or borrowings under our Bridge Facility or other indebtedness in lieu thereof) and cash on hand. We have entered into the Commitment Letter for the Bridge Facility with the Commitment Parties. Upon the closing of this offering, the Commitment Parties’ commitments under the Bridge Facility will be reduced on a dollar-for-dollar basis by the net cash proceeds that we receive from this offering and from any additional shares, if any, that are sold in the event that the underwriters exercise their option to purchase such additional shares.

The following table sets forth the anticipated sources and uses of funds in connection with this offering and the Acquisitions and assumes the consummation of the Acquisitions and the additional financing transaction currently anticipated in connection therewith.

Sources of Funds		Uses of Funds
(in millions)
Common shares offering(1)	$450.0	Net cash purchase price for the Business	$1,447.0
Cash on hand(2)	465.0	Net cash acquired	57.0
New Notes offering(3)	650.0	Estimated fees, costs & expenses(4)	61.0

Total sources	$1,565.0	Total uses	$1,565.0

(1)	Reflects estimated gross proceeds. Assumes the underwriters do not exercise their option to purchase additional shares from us.
(2)

Cash on hand as of September 30, 2019 was $199.6 million. The Company received cash sale proceeds of approximately $761.8 million from the divestiture of its PP&S business segment, subject to change due to customary working capital adjustments.

(3)

Reflects estimated gross proceeds. In the event that we do not issue the New Notes, we may instead incur borrowings under the Bridge Facility or issue other indebtedness in lieu thereof. This prospectus supplement does not constitute an offer to sell, or a solicitation of an offer to buy, any of the New Notes. Assuming we so commence an offering with respect to such New Notes, such offering will be offered pursuant to a memorandum or prospectus in respect of such offering.

(4)	Includes transaction fees and expenses, including the underwriting discount and estimated offering expenses for this offering and the anticipated New Notes offering.

CAPITALIZATION

The following table sets forth our consolidated capitalization as of September 30, 2019:

•	on an actual basis;

•

on an as adjusted basis after giving effect to the net proceeds in this offering, our receipt of approximately $761.8 million of net proceeds from the divestiture of our PP&S business segment and the repayment of borrowings under our senior secured revolving credit facility with a portion of the net proceeds from the divestiture of our PP&S business segment; and

•

on an as further adjusted basis to give effect to the net proceeds in this offering, our receipt of approximately $761.8 million of net proceeds from the divestiture of our PP&S business segment, the repayment of borrowings under our senior secured revolving credit facility with a portion of the net proceeds from the divestiture of our PP&S business segment, the net proceeds we anticipate receiving from the issuance of the New Notes (or borrowings under our Bridge Facility or issuance of other debt securities in lieu thereof) and the anticipated application of the proceeds therefrom, and the use of cash on hand, in connection with the consummation of the Acquisitions as described under “Use of Proceeds.” See footnote (1) to the table below for further details.

You should read this table together with our consolidated financial statements, the notes related thereto and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2019, which are incorporated by reference in this prospectus supplement, as well as “Summary Unaudited Pro Forma Condensed Combined Financial Information” and the other financial information incorporated by reference in this prospectus supplement.

	As of September 30, 2019
	Actual	As adjusted	As further adjusted(1)
	(dollars in millions)
Cash and cash equivalents	$199.6	$1,198.5	$425.0
Debt:
Senior secured revolving credit facility borrowings due 2022(2)	194.4	—	—
Senior secured term loan due 2026	626.1	626.1	626.1
5.25% senior notes due 2023	600.0	600.0	600.0
New Notes(3)	—	—	650.0
Other debt	18.4	18.4	35.6
Total debt	1,438.9	1,244.5	1,911.7
Shareholders’ equity(4)	591.4	1,484.2	1,449.8

Total capitalization	$2,030.3	$2,728.7	$3,361.5

(1)

Assumes (a) the issuance of common shares in this offering, assuming that the underwriters do not exercise their option to purchase additional shares from us, (b) the receipt of approximately $761.8 million of net proceeds from the divestiture of our PP&S business segment, (c) the repayment of borrowings under our senior secured revolving credit facility with a portion of the net proceeds from the divestiture of our PP&S business segment, (d) the issuance of $650.0 million aggregate principal amount of New Notes (in lieu of borrowing under the Bridge Facility), (e) the payment of the financing and transaction costs related to the New Notes, the issuance of common shares and the Acquisitions and (f) the consummation of the Acquisitions, including cash acquired and the assumption of certain indebtedness.

(2)

The senior secured revolving credit facility matures on February 24, 2022 and provides a maximum borrowing facility size of $450.0 million, subject to a borrowing base with advances against certain U.S., European and Canadian accounts receivable, inventory and other assets as specified in the agreement. The senior secured revolving credit facility has a U.S., European and a Canadian line of credit. As of September 30, 2019, we had borrowings of $194.4 million under our senior secured revolving credit facility, which had remaining availability of $240.6 million. Currently, there are no borrowings under our senior secured revolving credit facility.

(3)

In the event that we do not issue the New Notes, we may instead incur borrowings under the Bridge Facility or issue other indebtedness in lieu thereof. This prospectus supplement does not constitute an offer to sell, or a solicitation of an offer to buy, any of the New Notes. Assuming we so commence an offering with respect to such New Notes, such offering will be offered pursuant to a memorandum or prospectus in respect of such offering.

(4)

For the “as adjusted” and “as further adjusted” figures, shareholders’ equity does not give effect to tax impacts of the financing and transaction costs related to the New Notes, the issuance of common shares and the Acquisitions.

DIVIDEND POLICY

Subject to the rights of holders of any outstanding serial preferred shares, the holders of our common shares are entitled to receive dividends as may be declared from time to time by our board of directors out of funds legally available for those dividends. The policy of our board of directors has been to declare cash dividends on a quarterly basis payable in January, April, July and October.

Although the board of directors currently intends to continue the payment of regular quarterly cash dividends on common shares, the timing and amount of future dividends will depend on business conditions, our financial condition, earnings and liquidity, and other factors deemed relevant by the board of directors.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

General

The following is a general discussion of certain U.S. federal income tax considerations related to the ownership and disposition of our common shares by a non-U.S. holder, as defined below, that acquires our common shares pursuant to this offering. This discussion assumes that a non-U.S. holder will hold our common shares issued pursuant to this offering as a capital asset within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended, referred to as the “Code.” This discussion does not address all aspects of U.S. federal income taxation that may be relevant to a particular investor in light of the investor’s individual circumstances, including any tax consequences arising under the Medicare tax on net investment income (under Section 1411 of the Code). In addition, this discussion does not address (i) any U.S. federal tax laws other than income tax laws, such as gift or estate tax laws, (ii) state, local or non-U.S. tax considerations or (iii) the tax considerations that may apply to certain investors, including, without limitation, banks or other financial institutions, insurance companies, controlled foreign corporations, passive foreign investment companies, brokers, dealers or traders in securities, grantor trusts, taxpayers who have elected mark-to-market accounting, tax-exempt entities, regulated investment companies, real estate investment trusts, persons liable for the alternative minimum tax, pension plans, former citizens or long-term residents of the United States, or persons that will hold or dispose of our common shares as part of a straddle, hedge, constructive sale, conversion or other integrated transaction. Additionally, the discussion does not consider the tax treatment of entities or arrangements classified as partnerships for U.S. federal income tax purposes or other pass through entities such as subchapter S corporations (or investors in such entities or arrangements).

This discussion is based on current provisions of the Code, applicable Treasury regulations promulgated thereunder, judicial opinions, and published rulings of the Internal Revenue Service, referred to as the “IRS,” all as in effect on the date of this prospectus supplement and all of which are subject to change or differing interpretations, possibly with retroactive effect. We have not sought, and will not seek, any ruling from the IRS or any opinion of counsel with respect to the tax considerations discussed herein, and there can be no assurance that the IRS will not take a position contrary to the tax considerations discussed below or that any position taken by the IRS would not be sustained.

For purposes of this discussion, a “U.S. person” is any person or entity that, for U.S. federal income tax purposes, is: (i) an individual who is a citizen or resident of the United States; (ii) a corporation created or organized under the laws of the United States, any state thereof or the District of Columbia; (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust if (a) its administration is subject to the primary supervision of a court within the United States and one or more U.S. persons, within the meaning of Section 7701(a)(30) of the Code, have the authority to control all substantial decisions of the trust or (b) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person for U.S. federal income tax purposes; and a “non-U.S. holder” means a beneficial owner of our common shares that is, for U.S. federal income tax purposes, an individual, corporation, estate or trust that is not a U.S. person.

The tax treatment of an entity or arrangement treated as a partnership for U.S. federal income tax purposes (and each partner or other member thereof) will generally depend upon the status and activities of the partnership and such partner or member. An entity or arrangement treated as a partnership considering an investment in our common shares (and any partner or member thereof) should consult its own tax advisor regarding the U.S. federal income tax consequences applicable to the ownership and disposition of our common shares.

THIS DISCUSSION IS ONLY A SUMMARY OF CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS RELATED TO THE OWNERSHIP AND DISPOSITION OF OUR COMMON SHARES AND IS FOR GENERAL INFORMATION ONLY. IT IS NOT TAX ADVICE. EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR WITH RESPECT TO THE PARTICULAR TAX

CONSEQUENCES OF THE OWNERSHIP AND DISPOSITION OF OUR COMMON SHARES, INCLUDING THE APPLICABILITY AND EFFECT OF ANY U.S. FEDERAL, STATE, LOCAL AND NON-U.S. INCOME OR OTHER TAX LAWS AND ANY APPLICABLE TAX TREATY.

Tax Considerations Related to an Investment in Common Shares

Distributions on Common Shares

If we make cash or property distributions to holders of our common shares, such distributions generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the non-U.S. holder’s adjusted tax basis in our common shares. Any remaining excess (determined separately for each share) will be treated as gain from a sale or exchange of our common shares and will be treated as described under “—Gain On Sale, Exchange or Other Taxable Disposition of Common Shares” below.

Subject to the summary below regarding backup withholding and FATCA, dividends paid on our common shares to a non-U.S. holder that are not effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States generally will be subject to U.S. federal withholding tax at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty. A non-U.S. holder that wishes to claim the benefit of a reduced withholding rate under an applicable income tax treaty generally will be required to (i) duly complete and execute an IRS Form W-8BEN or an IRS Form W-8BEN-E, or other applicable IRS Form W-8 (or an appropriate successor form) and certify under penalties of perjury that such holder is not a United States person and is eligible for the benefits of the applicable tax treaty or (ii) if our common shares are held through certain foreign intermediaries, satisfy the relevant certification requirements of applicable Treasury regulations. These forms may need to be periodically updated.

A non-U.S. holder eligible for a reduced rate of U.S. federal withholding tax pursuant to an applicable income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. holders should consult their own tax advisors regarding their entitlement to benefits under an applicable income tax treaty and the manner of claiming the benefits of such treaty (including, without limitation, the need to obtain a U.S. taxpayer identification number).

Unless an applicable income tax treaty provides otherwise, dividends paid on our common shares that are effectively connected with a non-U.S. holder’s conduct of a trade or business in the United States generally will be subject to U.S. federal income tax on a net income basis at the U.S. federal income tax rates generally applicable to a United States person and generally will not be subject to U.S. federal withholding tax, provided that the non-U.S. holder establishes an exemption from such withholding by complying with certain certification and disclosure requirements (generally by providing a duly completed and executed IRS Form W-8ECI (or an appropriate successor form)). In addition, a non-U.S. holder that is treated as a corporation for U.S. federal income tax purposes may be subject to a branch profits tax on such holder’s effectively connected earnings and profits (which would include any effectively connected dividends on our common shares), subject to adjustments, at a 30% rate, or such lower rate as may be specified by an applicable income tax treaty.

Gain on Sale, Exchange or Other Taxable Disposition of Common Shares

Subject to the summary below regarding backup withholding and FATCA, any gain recognized by a non-U.S. holder on a sale or other taxable disposition of our common shares generally will not be subject to U.S. federal income tax, unless: (i) the gain is effectively connected with the conduct of a trade or business of the

non-U.S. holder in the United States, (ii) the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met, or (iii)(a) we are or have been a “United States real property holding corporation,” or USRPHC, for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that the non-U.S. holder held the common shares, and (b) in the case where the common shares are regularly traded on an established securities market, the non-U.S. holder holds or held (at any time during the shorter of the five-year period ending on the date of disposition or the non-U.S. holder’s holding period) actually or constructively, more than 5% of our common shares. A corporation generally is a USRPHC if the fair market value of its United States real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. We believe that we are not a USRPHC and currently do not expect to become a USRPHC in the future. However, there is no assurance that our view is correct or will remain correct in the future. Our common shares are currently listed on the New York Stock Exchange, and we believe that, for as long as our common shares continue to be so listed, our common shares will be treated as regularly traded on an established securities market, and thus a disposition by a non-U.S. holder that at all relevant times has owned, actually or constructively, less than 5% of our common shares should not be subject to U.S. federal income tax.

Unless an applicable income tax treaty provides otherwise, any gain recognized by a non-U.S. holder that is described in clause (i) or (iii) of the preceding paragraph generally will be subject to U.S. federal income tax on a net income basis at the graduated U.S. federal income tax rates generally applicable to a United States person. In addition, a non-U.S. holder that is treated as a corporation for U.S. federal income tax purposes and that is described in clause (i) of the preceding paragraph may be subject to a branch profits tax on such holder’s effectively connected earnings and profits (which would include any effectively connected gain that is described in clause (i) of the preceding paragraph), subject to adjustments, at a 30% rate, or such lower rate as may be specified by an applicable income tax treaty. An individual non-U.S. holder that is described in clause (ii) of the preceding paragraph generally will be subject to a flat 30% tax (or a lower applicable tax treaty rate) on the U.S. source capital gain derived from the disposition, which may be offset by certain U.S. source capital losses.

Information Reporting and Backup Withholding

We generally must report annually to the IRS and to each non-U.S. holder the amount of dividends paid to such non-U.S. holder on our common shares and the tax, if any, withheld with respect to those dividends. Copies of the information returns reporting those dividends and any withholding may also be made available to the tax authorities in the country in which the non-U.S. holder is a resident or is organized under the provisions of an applicable income tax treaty or agreement. Information reporting also is generally required with respect to the proceeds from sales and other taxable dispositions of our common shares to or through a U.S. office (and, in certain cases, a non-U.S. office) of a broker.

Under some circumstances, Treasury regulations require backup withholding of U.S. federal income tax, currently at a rate of 24%, on reportable payments with respect to our common shares (including dividends and proceeds of sales or other taxable dispositions). A non-U.S. holder generally may eliminate the requirement for information reporting (other than in respect of dividends, as described above) and backup withholding by providing certification of its non-U.S. status, under penalties of perjury, on a duly completed and executed IRS Form W-8BEN, IRS Form W-8BEN-E, or other applicable IRS Form W-8 (or an appropriate successor form) or by otherwise establishing an exemption.

Backup withholding is not an additional tax. Rather, the amount of any backup withholding will be allowed as a credit against a non-U.S. holder’s U.S. federal income tax liability and may entitle such non-U.S. holder to a refund, provided that certain required information is timely furnished to the IRS. Non-U.S. holders should consult their own tax advisors regarding the application of backup withholding and the availability of (and procedure for obtaining) an exemption from backup withholding in their particular circumstances.

FATCA

Under Sections 1471 through 1474 of the Code and the Treasury regulations and administrative guidance issued thereunder, referred to as “FATCA,” a “non-financial foreign entity” or “foreign financial institution” generally will be subject to a 30% withholding tax on dividends paid on our common shares and gross proceeds from the sale or other taxable disposition of our common shares (whether such entity or institution is the beneficial owner of our common shares or acting as an intermediary), unless (i) if the non-U.S. holder is a “non-financial foreign entity,” it provides the applicable withholding agent with certain documentation relating to its substantial U.S. owners, or otherwise certifies that it does not have any substantial U.S. owners, (ii) if the non-U.S. holder is a “foreign financial institution,” it enters into an agreement with the Department of Treasury to, among other things, report certain information regarding its accounts with or debt and equity interests held by certain United States persons and by certain non-U.S. entities that are wholly or partially owned by United States persons and withhold tax with respect to certain account holders and holders of debt and equity interests, and it establishes its compliance with these rules by providing to the applicable withholding agent with an IRS Form W-8BEN, IRS Form W-8BEN-E, or other applicable IRS Form W-8 (or an appropriate successor form) or (iii) the non-U.S. holder otherwise qualifies for an exemption from these rules and establishes such exemption by providing the applicable withholding agent with an IRS Form W-8BEN, IRS Form W-8BEN-E, or other applicable IRS Form W-8 (or an appropriate successor form). However, the IRS recently issued proposed Treasury regulations that eliminate FATCA withholding on payments of gross proceeds (but not on payments of dividends). Pursuant to the preamble to the proposed Treasury regulations, any applicable withholding agent may (but is not required to) rely on this proposed change to FATCA withholding until final Treasury regulations are issued. The rules relating to FATCA described above may be modified by an applicable intergovernmental agreement between the United States and the jurisdiction in which the non-U.S. holder is a resident or is organized.

We will not pay any additional amounts to non-U.S. holders in respect of any amounts withheld, including pursuant to FATCA. Under certain circumstances, a non-U.S. holder may be eligible for refunds or credits of such taxes. Non-U.S. holders should consult their own tax advisors regarding how FATCA may apply to their ownership and disposition of our common shares.

UNDERWRITING

Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus supplement, the underwriters named below, for whom Morgan Stanley & Co. LLC and Citigroup Global Markets Inc. are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of shares indicated below:

Name	Number of Shares
Morgan Stanley & Co. LLC
Citigroup Global Markets Inc.
Wells Fargo Securities, LLC

Total:

The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the common shares subject to their acceptance of the common shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the common shares offered by this prospectus supplement are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the common shares offered by this prospectus supplement if any such common shares are taken. However, the underwriters are not required to take or pay for the common shares covered by the underwriters’ option to purchase additional shares described below.

The underwriters initially propose to offer part of the common shares directly to the public at the offering price listed on the cover page of this prospectus supplement and part to certain dealers at a price that represents a concession not in excess of $        per share under the public offering price. After the initial offering of the common shares, the offering price and other selling terms may from time to time be varied by the representatives.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus supplement, to purchase up to                    additional common shares at the public offering price listed on the cover page of this prospectus supplement, less underwriting discounts and commissions. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional common shares as the number listed next to the underwriter’s name in the preceding table bears to the total number of common shares listed next to the names of all underwriters in the preceding table.

The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional            common shares.

Total
	Per Share	No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discounts and commissions to be paid by us:	$	$	$
Proceeds, before expenses, to us	$	$	$

The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $        . We have agreed to reimburse the underwriters for expense relating to clearance of this offering with the Financial Industry Regulatory Authority up to $        .

Our common shares have been approved for listing on the New York Stock Exchange under the trading symbol “POL.”

We and all directors and executive officers have agreed that, without the prior written consent of Morgan Stanley & Co. LLC and Citigroup Global Markets Inc. on behalf of the underwriters, we and they will not, and will not publicly disclose an intention to, during the period ending 60 days after the date of this prospectus supplement (the “restricted period”):

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any common shares or any securities convertible into or exercisable or exchangeable for common shares;

•	file any registration statement with the SEC relating to the offering of any common shares or any securities convertible into or exercisable or exchangeable for common shares; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common shares,

whether any such transaction described above is to be settled by delivery of common shares or such other securities, in cash or otherwise. In addition, we and each such person agrees that, without the prior written consent of Morgan Stanley & Co. LLC and Citigroup Global Markets Inc. on behalf of the underwriters, we or such other person will not, during the restricted period, make any demand for, or exercise any right with respect to, the registration of any common shares or any security convertible into or exercisable or exchangeable for common shares.

The restrictions described in the immediately preceding paragraph with respect to the Company do not apply to:

•	the sale of shares to the underwriters;

•

the issuance by the Company of common shares upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus supplement as described in this prospectus supplement;

•

any common shares or other securities issued or granted pursuant to an employee and/or director benefit plan, equity incentive plan or dividend reinvestment plan of the Company as described in this prospectus supplement;

•

the filing of a registration statement on Form S-8 or other appropriate forms as required by the Securities Act, and any amendments thereto, relating to the common shares or other equity-based securities issuable pursuant to the Company’s employee benefit plans or equity incentive plans as described in this prospectus supplement;

•

facilitating the establishment of a trading plan on behalf of a shareholder, officer or director of the Company pursuant to Rule 10b5-1 under the Exchange Act for the transfer of common shares, provided that (i) such plan does not provide for the transfer of common shares during the restricted period and (ii) to the extent a public announcement or filing under the Exchange Act, if any, is required of or voluntarily made by the Company regarding the establishment of such plan, such announcement or filing shall include a statement to the effect that no transfer of common shares may be made under such plan during the restricted period; or

•

the issuance of common shares (i) in connection with any other merger, acquisition or other business combination or (ii) in exchange for the assets of, or a majority or controlling portion of the equity of, another entity, provided that (x) the aggregate number of common shares so issued pursuant to this exception shall not exceed 5% of the aggregate number of common shares of the Company outstanding on a fully diluted basis after giving effect to such issuance and any similar or related issuances, (y) prior to the issuance of such shares each recipient of such shares shall execute a lock-up agreement and (z) this exception shall not apply to any issuance of common shares in connection with the acquisition of the Business.

The restrictions described in the second preceding paragraph with respect to our directors and executive officers do not apply to:

•

transactions relating to common shares or other securities acquired in open market transactions after the completion of the public offering, provided that no filing under Section 16(a) of the Exchange Act shall be required or shall be voluntarily made in connection with subsequent sales of common shares or other securities acquired in such open market transactions;

•	transfers pursuant to a will or the laws of intestacy;

•	transfers of common shares or any security convertible into common shares as a bona fide gift;

•

transfers to any trust for the direct or indirect benefit of the undersigned or the immediate family of the undersigned (for purposes of the lock-up agreement, “immediate family” shall mean any relationship by blood, marriage or adoption, not more remote than first cousin);

•	transfers to a member of the undersigned’s immediate family;

•	distributions of common shares or any security convertible into common shares to limited partners or stockholders of the undersigned;

provided that in the case of any transfer or distribution pursuant to the five immediately preceding bullet points, (i) each donee, trustee, distributee or transferee shall sign and deliver a lock-up agreement and (ii) no filing under Section 16(a) of the Exchange Act, reporting a reduction in beneficial ownership of common shares, shall be required or shall be voluntarily made during the restricted period;

•

facilitating the establishment of a trading plan on behalf of a shareholder, officer or director of the Company pursuant to Rule 10b5-1 under the Exchange Act for the transfer of common shares, provided that (i) such plan does not provide for the transfer of common shares during the restricted period and (ii) to the extent a public announcement or filing under the Exchange Act, if any, is required of or voluntarily made by or on behalf of the undersigned or the Company regarding the establishment of such plan, such announcement or filing shall include a statement to the effect that no transfer of common shares may be made under such plan during the restricted period;

•

transfers of common shares or securities convertible into or exercisable or exchangeable for common shares pursuant to a 10b5-1 Plan existing on the date hereof; provided such transfers are not required to be reported, and no voluntary filings shall be made, with the SEC pursuant to Section 16 of the Exchange Act during the restricted period;

•

exercises of warrants or options to purchase, or settlements of any other equity award for, common shares, in each case, to the extent such warrants, options or equity awards are described in this prospectus supplement; provided that any common shares received are subject to the restrictions contained in this agreement; provided further that any public reports or filings, including filings under Section 16 of the Exchange Act that shall be required to be made shall clearly indicate in the footnotes thereto that such sale or withholding was solely pursuant to the circumstances described above; or

•

transfers of common shares to the Company to satisfy any tax payment or tax withholding obligations in connection with the exercise or settlement of any equity awards under the Company’s equity compensation plans in existence on the date hereof to the extent such equity compensation plans are described in this prospectus supplement; provided that any public reports or filings, including filings under Section 16 of the Exchange Act that shall be required to be made shall clearly indicate in the footnotes thereto that such sale or withholding was solely pursuant to the circumstances described above.

Morgan Stanley & Co. LLC and Citigroup Global Markets Inc., in their sole discretion, may release the common shares and other securities subject to the lock-up agreements described above in whole or in part at any time.

In order to facilitate the offering of the common shares, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common shares. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the option. The underwriters can close out a covered short sale by exercising the option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the option. The underwriters may also sell shares in excess of the option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common shares in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, common shares in the open market to stabilize the price of the common shares. These activities may raise or maintain the market price of the common shares above independent market levels or prevent or retard a decline in the market price of the common shares. The underwriters are not required to engage in these activities and may end any of these activities at any time.

We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

A prospectus supplement in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of common shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses. Certain of the underwriters or their affiliates have provided commitments to provide a portion of the Bridge Facility pursuant to the Commitment Letter. Such underwriters and/or affiliates thereof will receive customary commitment fees in connection with their respective commitments under the Bridge Facility and, in the event that any borrowings are made under the Bridge Facility, certain additional funding and other fees. The commitments of such underwriters or their affiliates under the Commitment Letter in respect of the Bridge Facility will be reduced on a dollar-for-dollar basis by the net proceeds of the common shares sold pursuant to this offering and any additional shares, if any, that are sold in the event that the underwriters exercise their option to purchase such additional shares. Citibank, N.A. (an affiliate of Citigroup Global Markets Inc.) is the administrative agent and collateral agent for our senior secured term loan facility and Wells Fargo Capital Finance, LLC (an affiliate of Wells Fargo Securities, LLC) is the administrative agent and collateral agent for our senior secured revolving facility. In addition, certain affiliates of the underwriters are lenders under our senior secured term loan facility and/or our senior secured revolving facility or are holders of our 5.25% senior notes due 2023.

In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

Selling Restrictions

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area (each, a “Member State”) no common shares have been offered or will be offered to the public in that Member State prior to the publication of a prospectus in relation to the common shares which has been approved by the competent authority in that Member State or, where appropriate, approved in another Member State and notified to the competent authority in that Member State (all in accordance with the Prospectus Regulation), except that an offer to the public of any common shares in that Member State may be made at any time under the following exemptions under the Prospectus Regulation:

(a)	to any legal entity which is a qualified investor as defined in the Prospectus Regulation;

(b)	to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Regulation), subject to obtaining the prior consent of the underwriters for any such offer; or

(c)	in any other circumstances falling within Article 1(4) of the Prospectus Regulation.

provided that no such offer of common shares shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Regulation, or a supplement to a prospectus pursuant to Article 23 of the Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to any common shares in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any common shares to be offered so as to enable an investor to decide to purchase any common shares, and the expression “Prospectus Regulation” means Regulation 2017/1129/EU (as amended).

Notice to Prospective Investors in the United Kingdom

Each underwriter has represented and agreed that:

(i)

it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (the “FSMA”) received by it in connection with the issue or sale of any common shares in circumstances in which section 21(1) of the FSMA does not apply to us;

(ii)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to any common shares in, from or otherwise involving the United Kingdom.

In the United Kingdom, this prospectus supplement and the accompanying prospectus are being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Regulation) (i) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”) or otherwise in circumstances which have not resulted and will not result in an offer to the public of the common shares in the United Kingdom within the meaning of the FSMA. This prospectus supplement and accompanying prospectus must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this prospectus supplement and accompanying prospectus relates is only available to, and will be engaged in with, relevant persons.

Notice to Prospective Investors in Switzerland

The common shares may not be publicly offered, distributed or redistributed on a professional basis in or from Switzerland, and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document does not constitute a prospectus within the meaning of, and has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the common shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland. Without limitation to the generality of the foregoing, the common shares may not be offered to any person in Switzerland who is not a “qualified investor” within the meaning of article 10(3) of the CISA (as defined below).

Neither this document nor any other offering or marketing material relating to the offering, us, or the common shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of the common shares will not be supervised by, the Swiss Financial Market Supervisory Authority, and the offer of the common shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of the common shares.

Notice to Prospective Investors in Australia

This prospectus supplement and the accompanying prospectus:

•	do not constitute a product disclosure document or a prospectus under Chapter 6D of the Corporations Act 2001 (Cth) (the “Corporations Act”);

•

have not been, and will not be, lodged with the Australian Securities and Investments Commission (“ASIC”), as a disclosure document for the purposes of the Corporations Act and do not purport to include the information required of a disclosure document under Chapter 6D of the Corporations Act; and

•

may only be provided in Australia to select investors who are able to demonstrate that they fall within one or more of the categories of investors to whom offers of the common shares may be made without a disclosure document pursuant to section 708 of the Corporations Act (“Exempt Investors”).

The common shares may not be directly or indirectly offered for subscription or purchased or sold, and no invitations to subscribe for or buy the common shares may be issued, and no draft or definitive offering memorandum, advertisement or other offering material relating to any common shares may be distributed in Australia, except where disclosure to investors is not required under Chapter 6D of the Corporations Act or is otherwise in compliance with all applicable Australian laws and regulations. By submitting an application for the common shares, you represent and warrant to us that you are an Exempt Investor.

As any offer of common shares under this document will be made without disclosure in Australia under Chapter 6D of the Corporations Act, the offer of those securities for resale in Australia within 12 months may, under section 707 of the Corporations Act, require disclosure to investors under Chapter 6D if none of the exemptions in section 708 applies to that resale. By applying for the common shares you undertake to us that you will not, for a period of 12 months from the date of issue of the common shares, offer, transfer, assign or otherwise alienate those securities to investors in Australia except in circumstances where disclosure to investors is not required under Chapter 6D of the Corporations Act or where a compliant disclosure document is prepared and lodged with ASIC, which we have no obligation to do and we currently do not intend to do.

Notice to Prospective Investors in Canada

The common shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection

73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the common shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus supplement or the accompanying prospectus (including any amendment hereto or thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Notice to Prospective Investors in Dubai International Financial Centre

This prospectus supplement relates to an Exempt Offer in accordance with the Markets Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus supplement is intended for distribution only to persons of a type specified in the Markets Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement nor taken steps to verify the information set forth herein and has no responsibility for this prospectus supplement. The common shares to which this prospectus supplement relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the common shares offered should conduct their own due diligence on the common shares. If you do not understand the contents of this prospectus supplement you should consult an authorized financial advisor.

In relation to its use in the Dubai International Financial Centre (“DIFC”), this document is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The interests in the securities may not be offered or sold directly or indirectly to the public in the DIFC.

Notice to Prospective Investors in Hong Kong

The common shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (the “SFO”) of Hong Kong and any rules made thereunder; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong) (the “CO”) or which do not constitute an offer to the public within the meaning of the CO. No advertisement, invitation or document relating to the common shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to the common shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made thereunder.

The contents of this document have not been reviewed by any Hong Kong regulatory authority. You are advised to exercise caution in relation to the offer. If you are in doubt about any contents of this document, you should obtain independent professional advice.

The information and document are strictly confidential to the person whom it is addressed and must not be distributed, published, reproduced or disclosed (in whole or in part) by recipient to any other person or used for any purpose in Hong Kong.

Notice to Prospective Investors in Japan

The common shares have not been and will not be registered pursuant to Article 4, Paragraph 1 of the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended, the “FIEA”). Accordingly, none of the common shares nor any interest therein may be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any “resident” of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the FIEA and any other applicable laws, regulations and ministerial guidelines of Japan in effect at the relevant time.

Notice to Prospective Investors in Singapore

Each underwriter has acknowledged that this prospectus supplement has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, each underwriter has represented and agreed that it has not offered or sold any common shares or caused the common shares to be made the subject of an invitation for subscription or purchase and will not offer or sell any common shares or cause the common shares to be made the subject of an invitation for subscription or purchase, and has not circulated or distributed, nor will it circulate or distribute, this prospectus supplement or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the common shares, whether directly or indirectly, to any person in Singapore other than:

(a)

to an institutional investor (as defined in Section 4A of the Securities and Futures Act (Chapter 289) of Singapore, as modified or amended from time to time (the “SFA”)) pursuant to Section 274 of the SFA;

(b)

to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA or any person pursuant to Section 275(1A) of the SFA and in accordance with the conditions specified in Section 275 of the SFA and (where applicable) Regulation 3 of the Securities and Futures (Classes of Investor) Regulations 2018 of Singapore; or

(c)	otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

in each case subject to the conditions set forth in the SFA.

Where the common shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the common shares pursuant to an offer made under Section 275 of the SFA except:

(a)

to an institutional investor under Section 274 of the SFA or to a relevant person as defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(b)	where no consideration is or will be given for the transfer;

(c)	where the transfer is by operation of law;

(d)	as specified in Section 276(7) of the SFA; or

(e)	as specified in Regulation 37A of the Securities and Futures (Offers of Investments) (Securities and Securities-based Derivatives Contracts) Regulations 2018.

Singapore Securities and Futures Act Product Classification—Solely for the purposes of its obligations pursuant to sections 309B(1)(a) and 309B(1)(c) of the SFA and the Securities and Futures (Capital Markets Products) Regulations 2018 of Singapore (“CMP Regulations 2018”), the Company has determined, and hereby notifies all relevant persons (as defined in Section 309A of the SFA) that the common shares are “prescribed capital markets products” (as defined in the CMP Regulations) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

Notice to Prospective Investors in Taiwan

The common shares have not been and will not be registered with the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be sold, issued or offered within Taiwan through a public offering or in circumstances which constitutes an offer within the meaning of the Securities and Exchange Act of Taiwan that requires a registration or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer, sell, give advice regarding or otherwise intermediate the offering and sale of the common shares in Taiwan.

LEGAL MATTERS

Certain legal matters with respect to the validity of the securities will be passed upon for us by Jones Day. Certain legal matters relating to the offering of the common shares will be passed upon for the underwriters by Cahill Gordon  & Reindel LLP.

EXPERTS

The consolidated financial statements of PolyOne Corporation for the year ended December 31, 2018 included in PolyOne Corporation’s Current Report (Form 8-K) dated January 28, 2020 and incorporated by reference herein, and the effectiveness of PolyOne Corporation’s internal control over financial reporting as of December 31, 2018 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The audited historical financial statements of the Business included in Exhibit 99.1 of our Current Report on Form 8-K dated January 28, 2020, have been so incorporated in reliance on the report of PricewaterhouseCoopers AG, independent auditors, given on the authority of said firm as experts in auditing and accounting.

PROSPECTUS

POLYONE CORPORATION

Common Shares

Debt Securities

We may offer and sell from time to time, in one or more series, our common shares and debt securities. We may sell any combination of these securities in one or more offerings in amounts, at prices, and on other terms to be determined at the time of the offering.

We will provide the specific terms of the securities to be offered in one or more supplements to this prospectus. You should read this prospectus and the applicable prospectus supplement carefully before you invest in our securities. This prospectus may not be used to offer and sell our securities unless accompanied by a prospectus supplement describing the method and terms of the offering of those offered securities.

We may offer and sell these securities to or through one or more underwriters, dealers or agents, or directly to other purchasers, on a continuous or delayed basis. The names of any underwriters, dealers or agents that are included in a sale of securities to you, and any applicable commissions or discounts, will be stated in an accompanying prospectus supplement.

Our common shares are listed on the New York Stock Exchange under the symbol “POL.” If we decide to seek a listing of any securities offered by this prospectus, we will disclose the exchange or market on which the securities will be listed, if any, or where we have made an application for listing, if any, in one or more supplements to this prospectus.

Investing in our securities involves risks. You should carefully consider the risk factors described under “Risk Factors ” on page 6 of this prospectus, as well as the other information contained or incorporated by reference in this prospectus and the applicable prospectus supplement, before making a decision to invest in any of the securities described in this prospectus.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is January 28, 2020.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the SEC, using a “shelf” registration process. Under this shelf registration process, we may from time to time sell the securities described in this prospectus in one or more offerings in amounts, at prices, and on other terms to be determined at the time of offering.

This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain more specific information about the terms of that offering. For a more complete understanding of the offering of the securities, you should refer to the registration statement, including its exhibits. The prospectus supplement may also add, update, or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information under the heading “Where You Can Find More Information” and “Information We Incorporate By Reference.”

You should rely only on the information contained or incorporated by reference in this prospectus and in any prospectus supplement or in any free writing prospectus that we may provide to you. We have not authorized anyone to provide you with different information. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. You should not assume that the information contained in this prospectus, any prospectus supplement, or any document incorporated by reference is accurate as of any date other than the date mentioned on the respective cover page of these documents. Our business, financial condition, results of operations, and prospects may have changed since those respective dates. We are not making offers to sell the securities in any jurisdiction in which an offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to anyone to whom it is unlawful to make an offer or solicitation.

References in this prospectus to the terms “we,” “us,” “PolyOne,” or the “Company” or other similar terms mean PolyOne Corporation and its consolidated subsidiaries, unless we state otherwise or the context indicates otherwise.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational reporting requirements of the Securities Exchange Act of 1934 (the “Exchange Act”). We file annual, quarterly and current reports, proxy statements and other information with the SEC. The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers, including the Company, that file electronically with the SEC. Our SEC filings are available over the internet on the SEC’s website at www.sec.gov.

We make available free of charge on or through our website our annual reports on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K, and amendments to these reports, as soon as reasonably practicable after we electronically file such material with, or furnish such material to, the SEC. You may access these documents on the “Investor Relations” page of our website at www.polyone.com. The information contained on or accessible through our website is not part of this prospectus, other than the documents that we file with the SEC that are expressly incorporated by reference into this prospectus.

INFORMATION WE INCORPORATE BY REFERENCE

The SEC allows us to “incorporate by reference” into this prospectus the information in documents we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. Any statement contained in any document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in or omitted from this prospectus or any accompanying prospectus supplement, or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until the completion of the offering of securities described in this prospectus:

•	our Annual Report on Form 10-K for the year ended December 31, 2018;

•	our Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2019, June 30, 2019, and September 30, 2019;

•

our Current Reports on Form 8-K filed on March  7, 2019, April  19, 2019, May  17, 2019, July  2, 2019, August  19, 2019, October  28, 2019, November  8, 2019, December  13, 2019, December  19, 2019 (Items 1.01 and 8.01 only), January  28, 2020 and January 28, 2020; and

•

the description of our common shares set forth in our Registration Statement on Form 8-A filed on August 31, 2000, including any amendment or report filed with the SEC for the purpose of updating such description.

Our Current Report on Form 8-K filed on January 28, 2020 updates and supersedes Items 1, 2, 6, 7 and 8 of our Annual Report on Form 10-K for the year ended December 31, 2018.

We will not, however, incorporate by reference in this prospectus any documents or portions thereof that are not deemed “filed” with the SEC, including any information furnished pursuant to Item 2.02 or Item 7.01 of our current reports on Form 8-K after the date of this prospectus unless, and except to the extent, specified in such current reports.

You may obtain copies of these filings without charge (other than exhibits to these filings, unless the exhibits are specifically incorporated by reference into these filings or referred to in this prospectus) by requesting the filings in writing or by telephone at the following address and telephone number:

PolyOne Corporation

PolyOne Center

33587 Walker Road

Avon Lake, Ohio 44012

(440) 930-1000

Attn: Secretary

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in or incorporated by reference into this prospectus and any accompanying prospectus supplement constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements give current expectations or forecasts of future events and are not guarantees of future performance. They are based on management’s expectations that involve a number of business risks and uncertainties, any of which could cause actual results to differ materially from those expressed in or implied by the forward-looking statements. You can identify these statements by the fact that they do not relate strictly to historic or current facts. They use words such as “will,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe” and other words and terms of similar meaning in connection with any discussion of future operating or financial condition, performance and/or sales. In particular, these include statements relating to future actions; prospective changes in raw material costs, product pricing or product demand; future performance; estimated capital expenditures; results of current and anticipated market conditions and market strategies; sales efforts; expenses; the outcome of contingencies such as legal proceedings and environmental liabilities; and financial results. Factors that could cause actual results to differ materially from those implied by these forward-looking statements include, but are not limited to:

•	disruptions, uncertainty or volatility in the credit markets that could adversely impact the availability of credit already arranged and the availability and cost of credit in the future;

•	the effect on foreign operations of currency fluctuations, tariffs and other political, economic and regulatory risks;

•	changes in polymer consumption growth rates and laws and regulations regarding plastics in jurisdictions where we conduct business;

•	changes in global industry capacity or in the rate at which anticipated changes in industry capacity come online;

•	fluctuations in raw material prices, quality and supply, and in energy prices and supply;

•	production outages or material costs associated with scheduled or unscheduled maintenance programs;

•	unanticipated developments that could occur with respect to contingencies such as litigation and environmental matters;

•	an inability to raise or sustain prices for products or services;

•

an inability to achieve or delays in achieving or achievement of less than anticipated financial benefit from initiatives related to acquisition and integration, working capital reductions, cost reductions and employee productivity goals;

•	our ability to pay regular cash dividends and the amounts and timing of any future dividends;

•	our ability to identify and evaluate acquisition targets and consummate and integrate acquisitions;

•	information systems failures and cyberattacks; and

•	other factors described in our Annual Report on Form 10-K for the year ended December 31, 2018 under Item 1A, “Risk Factors.”

We cannot guarantee that any forward-looking statement will be realized, although we believe we have been prudent in our plans and assumptions. Achievement of future results is subject to risks, uncertainties and assumptions. Should known or unknown risks or uncertainties materialize, or should underlying assumptions prove inaccurate, actual results could vary materially from those anticipated, estimated or projected. Investors should bear this in mind as they consider forward-looking statements. We undertake no obligation to publicly update forward looking statements, whether as a result of new information, future events or otherwise, except as otherwise required by law. You are advised, however, to consult any further disclosures we make on related subjects in our reports on Forms 10-Q, 8-K, and 10-K filed with the SEC. You should understand that it is not possible to predict or identify all risk factors. Consequently, you should not consider any such list to be a complete set of all potential risks or uncertainties.

THE COMPANY

We are a premier provider of specialized polymer materials and polymer services and solutions. Our products include specialty engineered materials, advanced composites, color and additive systems and polymer distribution. We are also a highly specialized developer and manufacturer of performance enhancing additives, liquid colorants, and fluoropolymer and silicone colorants. Headquartered in Avon Lake, Ohio, we have employees at sales, manufacturing and distribution facilities across North America, South America, Europe and Asia.

Using our formulation expertise and operational capabilities, we create an essential link between large chemical producers (our raw material suppliers) and designers, assemblers and processors of plastics (our customers). We believe that our role in the value chain continues to become more vital as our customers increasingly need reliable suppliers with a global reach and increasingly effective material-based solutions to improve their products’ appeal, performance, differentiation, profitability and competitive advantage. Our goal is to provide customers with specialized materials and solutions through our global footprint, broad market knowledge, technical expertise, product breadth, manufacturing operations, a fully integrated information technology network and raw material procurement leverage. Our end markets include healthcare, transportation, packaging, consumer, building and construction, industrial, wire and cable, electrical and electronics and appliance.

Corporate Information

We are an Ohio corporation formed on August 31, 2000 by the consolidation of The Geon Company and M.A. Hanna Company. Our principal executive office is located at 33587 Walker Road, Avon Lake, Ohio 44012 and our telephone number is (440) 930-1000. Our common shares are listed on the New York Stock Exchange under the symbol “POL.” Our website address is www.polyone.com. The information contained on or accessible through our website is not a part of this prospectus, other than the documents that we file with the SEC that are incorporated by reference into this prospectus.

RISK FACTORS

Investing in our securities involves risk. Prior to making a decision about investing in our securities, you should carefully consider the specific factors discussed under the heading “Risk Factors” in our most recent annual report on Form 10-K and in our most recent quarterly reports on Form 10-Q, which are incorporated herein by reference and may be amended, supplemented or superseded from time to time by other reports we file with the SEC in the future, and any risk factors contained in the applicable prospectus supplement. The risks and uncertainties we have described are not the only ones we face. Additional risks and uncertainties that are not yet identified may also materially harm our business, operating results and financial condition and could result in a complete loss of your investment.

USE OF PROCEEDS

Unless we inform you otherwise in the applicable prospectus supplement, we expect to use the net proceeds from the sale of our securities to which this prospectus relates for general corporate purposes. These purposes may include, but are not limited to:

•	acquisitions;

•	reduction or refinancing of outstanding indebtedness or other corporate obligations;

•	additions to working capital; and

•	capital expenditures.

Pending any specific application, we may initially invest funds in short-term marketable securities or apply them to the reduction of short-term indebtedness.

DESCRIPTION OF CAPITAL STOCK

The following description is a general summary of the terms of the capital stock that we may issue. The description below and in any prospectus supplement does not include all of the terms of the capital stock and should be read together with our Amended and Restated Articles of Incorporation (the “Articles of Incorporation”) and Amended and Restated Regulations (the “Regulations”), copies of which have been filed previously with the SEC. For more information on how you can obtain copies of our Articles of Incorporation and Regulations, see “Where You Can Find More Information.”

General

Our authorized capital stock consists of:

•	400,000,000 common shares, par value $.01 per share; and

•	40,000,000 preferred shares, par value $.01 per share.

Common Shares

The holders of common shares will be entitled to one vote per share on all matters submitted to a vote of shareholders. Our Regulations provide that, except as otherwise provided in the Articles of Incorporation, a Preferred Share Designation, or by law, the affirmative vote of the holders of a majority of the shares present in person or represented by proxy at a meeting of shareholders and entitled to vote on the subject matter will be the act of the shareholders. Each director is to be elected by a plurality vote of the shares present, in person or represented by proxy at a meeting of shareholders and entitled to vote on the election of directors.

Subject to the rights of holders of any outstanding serial preferred shares, the holders of common shares are entitled to receive dividends as may be declared from time to time by our Board of Directors out of funds legally available for those dividends. Holders of common shares will be entitled to receive, upon any liquidation, dissolution or other winding up of the Company, whether voluntary or involuntary, all remaining assets available for distribution to shareholders after satisfaction of our liabilities and the preferential rights of any preferred shares that may then be issued and outstanding. The holders of common shares have no conversion rights, nor are there any redemption, sinking fund or preemptive rights with respect to common shares.

Preferred Shares

We may issue one or more series of preferred shares as created and authorized by our Board of Directors. The Board of Directors will determine and the prospectus relating to any particular issuance of serial preferred shares will describe the terms of those serial preferred shares, including, to the extent applicable, the following:

•	the number of shares to constitute each series and the name and serial designation thereof;

•	the annual dividend rate or rates and dividend payment dates;

•	whether dividends are to be cumulative or non-cumulative;

•	whether any series will be subject to redemption, and, if so, the manner of redemption and the redemption price or prices;

•

whether the shares of any series shall be subject to the operation of a purchase, retirement or sinking fund, and, if so, whether such purchase, retirement or sinking fund shall be cumulative or non-cumulative;

•

the terms, if any, upon which shares of any series shall be convertible into, or exchangeable for, or shall have rights to purchase or other privileges to acquire shares of any other class or of any other series of the same or any other class, including the price or prices or the rate or rates of conversion, exchange, purchase or acquisition and the terms of adjustment, if any;

•

the limitations and restrictions, if any, to be effective while any shares of any series are outstanding upon the payment of dividends or other distributions on, and upon the purchase, redemption or other acquisition of, the common shares or any other series or class of our stock ranking junior to the shares of any series, either as to dividends or upon liquidation;

•

the conditions or restrictions, if any, upon creation of indebtedness of the Company or issuance of any additional shares of any class ranking on a parity with or prior to the shares of any series either as to dividends or upon liquidation; and

•	the voting rights of any series, if any, which rights may be full, limited or denied.

Ohio Takeover Legislation

Transactions Involving Interested Shareholders. Section 1704.02 of the Ohio Revised Code prohibits any Chapter 1704 transaction (as defined below) for a period of three years from the date on which a shareholder first becomes an interested shareholder unless the directors of the corporation approved the transaction prior to the shareholder becoming an interested shareholder or approved the transaction pursuant to which the shareholder became an interested shareholder.

A “Chapter 1704 transaction” is defined to include a variety of transactions such as mergers, consolidations, combinations or majority share acquisitions between or involving an Ohio corporation and an “interested shareholder” or an affiliate or associate of an interested shareholder. An interested shareholder is defined generally as any person who, directly or indirectly, beneficially owns 10% or more of the outstanding voting stock of the corporation.

After such three-year period, a Chapter 1704 transaction is prohibited unless certain fair price provisions are complied with, the directors of the corporation approved the purchase of shares which made the shareholder an interested shareholder, or the shareholders of the corporation approve the transaction by the affirmative vote of two-thirds of the voting power of the corporation or such other percentage set forth in the articles of incorporation of the corporation provided that a majority of the disinterested shareholders approve the transaction.

Chapter 1704 is applicable to all corporations formed under Ohio law.

Control Share Acquisitions. Section 1701.831 of the Ohio Revised Code provides that certain notice and informational filings and special shareholder meeting and voting procedures must be followed prior to consummation of a proposed “control share acquisition.” The Ohio Revised Code defines a “control share acquisition” as any acquisition of an issuer’s shares which would entitle the acquirer, immediately after that acquisition, directly or indirectly, to exercise or direct the exercise of voting power of the issuer in the election of directors within any one of the following ranges of that voting power:

•	one-fifth or more but less than one-third of that voting power;

•	one-third or more but less than a majority of that voting power; or

•	a majority or more of that voting power.

Assuming compliance with the notice and information filings prescribed by the statute, the proposed control share acquisition may be made only if, at a special meeting of shareholders, the acquisition is approved by at least a majority of the voting power of the issuer represented at the meeting and at least a majority of the voting power remaining after excluding the combined voting power of the “interested shares.” “Interested shares” are the shares held by the intended acquirer and the employee-directors and officers of the issuer, as well as certain shares that were acquired after the date of the first public disclosure of the acquisition but before the record date for the meeting of shareholders and shares that were transferred, together with the voting power thereof, after the record date for the meeting of shareholders.

A corporation can provide in its articles of incorporation or regulations that Section 1701.831 does not apply to control share acquisitions of shares of such corporation. Neither our Articles of Incorporation nor our Regulations contain any provisions to alter the effect of 1701.831 of the Ohio Revised Code.

Cumulative Voting

Under Ohio law, unless otherwise provided in a corporation’s articles of incorporation, each shareholder is entitled to cumulate such shareholder’s votes in the election of directors if the shareholder gives notice to the corporation. Except as may be otherwise provided in any designation of the terms of a series of preferred shares, our Articles of Incorporation prohibit cumulative voting by shareholders.

Transfer Agent and Registrar

EQ Shareowner Services serves as the transfer agent and registrar for our common shares.

DESCRIPTION OF DEBT SECURITIES

The following description sets forth certain general terms and provisions of the debt securities that we may issue, which may be issued as convertible or exchangeable debt securities. We will set forth the particular terms of the debt securities we offer in a prospectus supplement and the extent, if any, to which the following general terms and provisions will apply to particular debt securities.

The debt securities will be issued under an indenture to be entered into between us and U.S. Bank National Association, as trustee. The indenture, and any supplemental indentures thereto, will be subject to, and governed by, the Trust Indenture Act of 1939, as amended. The following description of general terms and provisions relating to the debt securities and the indenture under which the debt securities will be issued is a summary only and therefore is not complete and is subject to, and qualified in its entirety by reference to, the terms and provisions of the indenture. The form of the indenture has been filed with the SEC as an exhibit to the registration statement, of which this prospectus forms a part, and you should read the indenture for provisions that may be important to you. For more information on how you can obtain a copy of the form of the indenture, see “Where You Can Find More Information.”

Capitalized terms used in this section and not defined herein have the meanings specified in the indenture. When we refer to “PolyOne,” “we,” “our” and “us” in this section, we mean PolyOne Corporation excluding, unless the context otherwise requires or as otherwise expressly stated, its subsidiaries.

General

Unless otherwise specified in a prospectus supplement, the debt securities will be our direct, unsecured obligations and will rank equally with all of our existing and future senior unsecured indebtedness and senior in right of payment to all of our subordinated indebtedness. Unless otherwise specified in a prospectus supplement, the debt securities will not be guaranteed by any of our subsidiaries and will be structurally subordinated to any indebtedness incurred or guaranteed by any of our subsidiaries.

The indenture will not limit the aggregate principal amount of debt securities that may be issued under it and will provide that debt securities may be issued under it from time to time in one or more series. We may specify a maximum aggregate principal amount for the debt securities of any series.

Unless otherwise specified in the applicable prospectus supplement, the indenture will not afford the holders of the debt securities the right to require us to repurchase or redeem the debt securities in the event of a highly-leveraged transaction.

We will not be obligated to issue all debt securities of one series at the same time and, unless otherwise provided in the applicable prospectus supplement, we may reopen a series, without the consent of the holders of the outstanding debt securities of that series, for the issuance of additional debt securities of that series. Additional debt securities of a particular series will have the same terms and conditions as outstanding debt securities of such series, except for the issue date and, in some cases, the public offering price and the first interest payment date, and will be consolidated with, and form a single series with, such outstanding debt securities; provided, however, that if such additional debt securities are not fungible with the outstanding debt securities of such series for U.S. federal income tax purposes, the additional debt securities will have a separate CUSIP number.

We will set forth in a prospectus supplement relating to any debt securities being offered, the aggregate principal amount and the following terms of the debt securities, if applicable:

•	the title of the series of debt securities;

•	the price or prices (expressed as a percentage of the principal amount) at which the debt securities will be issued;

•	any limit on the aggregate principal amount of the series of debt securities;

•	whether the debt securities will be senior debt securities or subordinated debt securities, and if they are subordinated debt securities, the terms of the subordination;

•	the date or dates on which the principal on the series of debt securities is payable;

•

the rate or rates (which may be fixed or variable) per annum or the method used to determine such rate or rates (including any commodity, commodity index, stock exchange index or financial index) at which the series of debt securities will bear interest, if any, the date or dates from which such interest, if any, will accrue, the date or dates on which such interest, if any, will commence and be payable and any regular record date for the interest payable on any interest payment date;

•	the right, if any, to extend the interest periods and the duration of that extension;

•	the place or places where the principal of, and premium and interest, if any, on, the debt securities will be payable;

•	the terms and conditions upon which the debt securities may be redeemed;

•	any obligation we may have to redeem or purchase the debt securities pursuant to any sinking fund or analogous provisions or at the option of a holder of the debt securities;

•

the dates on which and the price or prices at which we will repurchase the debt securities at the option of the holders of the debt securities and other detailed terms and provisions of such repurchase obligations;

•	the denominations in which the debt securities will be issued, if other than denominations of $2,000 and integral multiples of $1,000 in excess thereof;

•	whether the debt securities will be issued in the form of certificated debt securities or global debt securities;

•	the portion of principal amount of the debt securities payable upon declaration of acceleration of the maturity date, if other than the principal amount;

•	the designation of the currency, currencies or currency units in which payment of principal of, premium and interest, if any, on the debt securities will be made if other than U.S. dollars;

•	any provisions relating to any security or any guarantees provided for the debt securities;

•

any addition to or change in the events of default described in this prospectus or in the indenture and any change in the acceleration provisions described in this prospectus or in the indenture with respect to the debt securities;

•	any addition to or change in the covenants described in this prospectus or in the indenture with respect to the debt securities;

•	any other terms of the debt securities (which may supplement, modify or delete any provision of the indenture as it applies to such debt securities);

•	any depositaries, interest rate calculation agents, exchange rate calculation agents or other agents with respect to the series of debt securities, if other than appointed in the indenture; and

•	any provisions relating to conversion of the debt securities.

The foregoing is not intended to be an exclusive list of the terms that may be applicable to any offered debt securities.

In addition, the indenture will not limit our ability to issue convertible, exchangeable or subordinated debt securities. Any conversion, exchange or subordination provisions of debt securities will be described in the relevant prospectus supplement. Such terms may include provisions for conversion or exchange, either mandatory, at the option of the holder or at our option, in which case the number of common shares or other securities to be received by the holders of debt securities would be calculated as of a time and in the manner stated in the prospectus supplement.

We may issue debt securities that provide for an amount less than their stated principal amount to be due and payable upon declaration of acceleration of their maturity pursuant to the terms of the indenture. We will provide you with information on the U.S. federal income tax considerations and other special considerations applicable to any of these debt securities in the applicable prospectus supplement.

If we denominate the purchase price of any of the debt securities in a foreign currency or currencies or a foreign currency unit or units, or if the principal of and any premium and interest on any series of debt securities is payable in a foreign currency or currencies or a foreign currency unit or units, we will provide you with information on the restrictions, elections, general tax considerations, specific terms and other information with respect to that issue of debt securities and such foreign currency or currencies or foreign currency unit or units in the applicable prospectus supplement.

Exchange and Transfer

Debt securities may be transferred or exchanged at the office of the registrar or a co-registrar designated by us.

We will not impose a service charge for any transfer or exchange, but we may require holders to pay any tax or other governmental charges associated with any transfer or exchange.

In the event of any redemption of debt securities of any series, we will not be required to:

•

issue, register the transfer of or exchange, any debt security of that series during a period beginning at the opening of 15 business days before the day of sending of a notice of redemption and ending at the close of business on the day such notice is sent; or

•

register the transfer of or, exchange any, debt security of that series selected, called or being called for redemption, in whole or in part, except the unredeemed portion of any series being redeemed in part.

We may initially appoint the trustee as the registrar. Any transfer agent, in addition to the registrar initially designated by us, will be named in the prospectus supplement. We may designate additional transfer agents or change transfer agents or change the office of the transfer agent. However, we will be required to maintain a transfer agent in each place of payment for the debt securities of each series.

Global Securities

The debt securities of any series may be represented, in whole or in part, by one or more global securities. Each global security will:

•	be registered in the name of a depositary that we will identify in a prospectus supplement;

•	be deposited with the trustee as custodian for the depositary or its nominee; and

•	bear any required legends.

No global security may be exchanged in whole or in part for debt securities registered in the name of any person other than the depositary or any nominee unless:

•

the depositary has notified us that it is unwilling or unable to continue as depositary or has ceased to be qualified to act as depositary, and in either case we fail to appoint a successor depositary registered as a clearing agency under the Exchange Act within 90 days of such event;

•	we execute and deliver to the trustee an officer’s certificate to the effect that such global securities shall be so exchangeable; or

•	an event of default with respect to the debt securities represented by such global securities shall have occurred and be continuing.

As long as the depositary, or its nominee, is the registered owner of a global security, the depositary or nominee will be considered the sole owner and holder of the debt securities represented by the global security for all purposes under the indenture. Except in the above limited circumstances, owners of beneficial interests in a global security:

•	will not be entitled to have the debt securities registered in their names;

•	will not be entitled to physical delivery of certificated debt securities; and

•	will not be considered to be holders of those debt securities under the indenture.

Payments on a global security will be made to the depositary or its nominee as the holder of the global security. Some jurisdictions have laws that require that certain purchasers of securities take physical delivery of such securities in definitive form. These laws may impair the ability to transfer beneficial interests in a global security.

Institutions that have accounts with the depositary or its nominee are referred to as “participants.” Ownership of beneficial interests in a global security will be limited to participants and to persons that may hold beneficial interests through participants. The depositary will credit, on its book-entry registration and transfer system, the respective principal amounts of debt securities represented by the global security to the accounts of its participants. Each person owning a beneficial interest in a global security must rely on the procedures of the depositary (and, if such person is not a participant, on procedures of the participant through which such person owns its interest) to exercise any rights of a holder under the indenture.

Ownership of beneficial interests in a global security will be shown on and effected through records maintained by the depositary, with respect to participants’ interests, or by any participant, with respect to interests of persons held by participants on their behalf. Payments, transfers and exchanges relating to beneficial interests in a global security will be subject to policies and procedures of the depositary. The depositary policies and procedures may change from time to time. Neither we nor the trustee will have any responsibility or liability for the depositary’s acts or omissions or any participant’s records with respect to beneficial interests in a global security.

Payment and Paying Agent

The provisions of this subsection will apply to the debt securities unless otherwise indicated in the prospectus supplement. Payment of interest on a debt security on any interest payment date will be made to the person in whose name the debt security is registered at the close of business on the regular record date. Payment on debt securities of a particular series will be payable at the office of a paying agent or paying agents designated by us. However, at our option, we may pay interest by mailing a check to the record holder.

We may also name any other paying agents in the prospectus supplement. We may designate additional paying agents, change paying agents or change the office of any paying agent. However, we will be required to maintain a paying agent in each place of payment for the debt securities of a particular series.

Subject to any applicable abandoned property law, all moneys paid by us to a paying agent for payment on any debt security that remain unclaimed at the end of two years after such payment was due will be repaid to us. Thereafter, the holder may look only to us for such payment.

Consolidation, Merger and Sale of Assets

Except as otherwise set forth in the applicable prospectus supplement, we may not merge or consolidate with or into any other person, in a transaction in which we are not the surviving corporation, or sell, convey, transfer, lease or otherwise dispose of all or substantially all of the properties and assets of us and our subsidiaries, taken as a whole, to any person, unless:

•

the successor or transferee is a corporation, limited liability company, partnership, trust or other entity, in each case, validly existing and organized under the laws of the United States, any state thereof or the District of Columbia;

•	the successor or transferee assumes our obligations under the debt securities and under the indenture pursuant to a supplemental indenture in form reasonably satisfactory to the trustee;

•

immediately after giving effect to the transaction and treating our obligations in connection with or as a result of such transaction as having been incurred as of the time of such transaction, no default or event of default under the indenture shall have occurred and be continuing; and

•	an officer’s certificate and an opinion of counsel have been delivered to the trustee in connection with the foregoing.

In the event of the above transaction, if there is a successor or transferee, then the successor or transferee will expressly assume all of our obligations under the indenture pursuant to a supplemental indenture and automatically be substituted for us in the indenture and as issuer of the debt securities and may exercise every right and power of ours under the indenture with the same effect as if such successor or transferee had been named in our place in the indenture; provided, however, that the predecessor company will not be relieved of the obligation to pay principal and interest on the debt securities except in the case of a sale of all of the assets of us and our subsidiaries.

Events of Default

Event of default means, with respect to any series of debt securities, any of the following:

•	default in the payment of any interest on any debt security of that series when it becomes due and payable, and continuance of that default for a period of 30 days;

•	default in the payment of principal of, or premium on, any debt security of that series when due and payable;

•	failure on our part to comply with the covenant described under “—Consolidation, Merger and Sale of Assets”;

•

default in the performance or breach of any other covenant or warranty by us in the indenture or any supplemental indenture with respect to such series (other than a covenant or warranty that has been included in the indenture or supplemental indenture solely for the benefit of a series of debt securities other than that series), which default continues uncured for a period of 90 days after (1) we receive written notice from the trustee or (2) we and the trustee receive written notice from the holders of not less than 25% in aggregate principal amount of the outstanding debt securities of that series as provided in the indenture (a “covenant event of default”);

•	certain events of bankruptcy, insolvency or reorganization of our company or our significant subsidiaries; and

•	any other event of default provided with respect to debt securities of that series that is described in the applicable prospectus supplement.

We will promptly deliver to the trustee written notice of any event which with the giving of notice and the lapse of time would become a covenant event of default, or any other event of default provided with respect to debt securities of that series that is described in the applicable prospectus supplement, along with a description of the status and what action we are taking or propose to take with respect to such event of default.

No event of default with respect to a particular series of debt securities (except as to certain events of bankruptcy, insolvency or reorganization) necessarily constitutes an event of default with respect to any other series of debt securities. The occurrence of an event of default may constitute an event of default under our bank credit agreements in existence from time to time. In addition, the occurrence of certain events of default or an acceleration under the indenture may constitute an event of default under certain of our other indebtedness outstanding from time to time.

If an event of default (other than an event of default resulting from certain events of bankruptcy, insolvency or reorganization of our company) with respect to debt securities of any series at the time outstanding occurs and is continuing, then the trustee or the holders of not less than 25% in aggregate principal amount of the outstanding debt securities of that series may, by a notice in writing to us (and to the trustee if given by the holders), declare to be due and payable immediately the principal (or, if the debt securities of that series are discount securities, that portion of the principal amount as may be specified in the terms of that series) of, and accrued and unpaid interest, if any, on all debt securities of that series. In the case of an event of default resulting from certain events of bankruptcy, insolvency or reorganization of our company, the principal (or such specified amount) of and accrued and unpaid interest, if any, on all outstanding debt securities will become and be immediately due and payable without any declaration or other act on the part of the trustee or any holder of outstanding debt securities. At any time after a declaration of acceleration with respect to debt securities of any series has been made, the holders of a majority in aggregate principal amount of the outstanding debt securities of that series may rescind and annul the acceleration if the rescission and annulment would not conflict with any judgment or decree already rendered and if all events of default with respect to that series, other than the non-payment of principal and interest, if any, with respect to debt securities of that series that has become due and payable solely because of the acceleration, have been cured or waived and all sums paid or advanced by the trustee and the reasonable compensation, expenses and disbursements of the trustee and its agents and counsel have been paid as provided in the indenture.

The indenture will provide that the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any holder of outstanding debt securities, unless the trustee receives security or indemnity satisfactory to the trustee against any loss, liability or expense. Subject to certain rights of the trustee, the holders of a majority in principal amount of the outstanding debt securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee with respect to the debt securities of that series.

No holder of any debt security of any series will have any right to institute any proceeding, judicial or otherwise, with respect to the indenture or for the appointment of a receiver or trustee, or for any remedy under the indenture, unless:

•	that holder has previously given to the trustee written notice of a continuing event of default with respect to debt securities of that series; and

•

the holders of at least 25% in aggregate principal amount of the outstanding debt securities of that series have made written request, and offered security or indemnity satisfactory to the trustee, to institute the proceeding as trustee, and the trustee has not received from the holders of a majority in aggregate principal amount of the outstanding debt securities of that series a direction inconsistent with that request and has failed to institute the proceeding within 60 days.

Notwithstanding the foregoing, the holder of any debt security will have an absolute and unconditional right to receive payment of the principal of, and premium and any interest on, that debt security on or after the due dates expressed in that debt security and to institute suit for the enforcement of such payment.

The indenture will require us, within 120 days after the end of our fiscal year, to furnish to the trustee a statement as to compliance with the indenture. The indenture will provide that the trustee may withhold notice to the holders of debt securities of any series of any default or event of default (except in any payment on any debt securities of that series) with respect to debt securities of that series if it in good faith determines that withholding notice is in the interest of the holders of those debt securities.

Modification and Waiver

We may amend or modify the indenture without the consent of any holder of debt securities of the series affected by the modifications or amendments in order to:

•	cure any ambiguity, defect or inconsistency;

•

conform the text of the indenture, including any supplemental indenture, or the debt securities to any corresponding provision of this “Description of Debt Securities” or (solely with respect to the series of debt securities to which such prospectus supplement relates) the description of the debt securities of such series found in the prospectus supplement, in each case, as evidenced by an officer’s certificate;

•	provide for the issuance of additional debt securities;

•

provide for the assumption of our obligations in the case of a merger or consolidation and our discharge upon such assumption provided that the covenant under “Consolidation, Merger and Sale of Assets” of the indenture is complied with;

•	add covenants or make any change that would provide any additional rights or benefits to the holders of the debt securities;

•	add guarantees with respect to the debt securities;

•	provide for uncertificated debt securities in addition to or in place of certificated debt securities;

•	secure the debt securities;

•	add or appoint a successor or separate trustee;

•	make any change that does not adversely affect the rights of any holder of debt securities in any material respect, as evidenced by an officer’s certificate; or

•	obtain or maintain the qualification of the indenture under the Trust Indenture Act of 1939, as amended.

Other amendments and modifications of the indenture or the debt securities issued may be made with the consent of the holders of at least a majority of the aggregate principal amount of the outstanding debt securities of the affected series. However, no modification or amendment may, without the consent of the holder of each outstanding debt security of the affected series:

•	reduce the principal amount, reduce any premium or change the stated maturity of any debt security;

•	change the place of payment or currency in which principal, any premium or interest is paid;

•	impair the right to institute suit for the enforcement of any payment on the debt securities;

•	waive a payment default with respect to the debt securities;

•	reduce the interest rate or extend the time for payment of interest on the debt securities;

•	make any change to the amendment and modification provisions in the indenture; or

•

reduce the percentage in principal amount outstanding of debt securities, the consent of the holders of which is required for any of the foregoing modifications or otherwise necessary to modify, supplement or amend the indenture or to waive any past default.

Except for certain specified provisions, the holders of at least a majority in principal amount of the outstanding debt securities of an affected series may, on behalf of the holders of all debt securities of such series, waive our compliance with provisions of the indenture. Prior to the acceleration of the maturity of the debt securities of any series pursuant to the terms of the indenture, the holders of a majority in aggregate principal amount of the outstanding debt securities of such series may, on behalf of the holders of all the debt securities of such series, waive any past default under the indenture with respect to such debt securities and its consequences, except (i) a default with respect to such series in the payment of the principal of, or premium or any interest on, the debt securities of such series or (ii) a default or event of default in respect of a covenant or provision that cannot be modified or amended without the consent of all of the holders of the outstanding debt securities of the affected series.

Defeasance of Debt Securities and Certain Covenants in Certain Circumstances

Legal Defeasance. The indenture will provide that, in certain circumstances, we may be discharged from any and all obligations in respect of the debt securities of any series (except for certain obligations to register the transfer or exchange of debt securities, to replace stolen, lost or mutilated debt securities, and to maintain paying agencies and certain provisions relating to the treatment of funds held by paying agents). We will be so discharged upon the deposit with the trustee, in trust, of money and/or U.S. government obligations in such amounts as will be sufficient, without consideration of any reinvestment of interest, in the written opinion of a nationally recognized firm of independent public accountants, a nationally recognized investment bank or a nationally recognized appraisal firm to pay and discharge each installment of principal, premium and interest in accordance with the terms of the indenture and the debt securities of that series.

This discharge may occur only if, among other things, we have delivered to the trustee an opinion of counsel stating that we have received from, or there has been published by, the United States Internal Revenue Service a ruling or, since the date of execution of the indenture, there has been a change in the applicable U.S. federal income tax law, in either case to the effect that, and based thereon such opinion shall confirm that, the beneficial owners of the debt securities of the applicable series will not recognize income, gain or loss for U.S. federal income tax purposes as a result of the deposit, defeasance and discharge and will be subject to U.S. federal income tax on the same amounts and in the same manner and at the same times as would have been the case if the deposit, defeasance and discharge had not occurred.

Defeasance of Certain Covenants. The indenture will provide that, upon compliance with certain conditions, we may be released from our obligation to comply with certain covenants set forth in the indenture and any supplemental indenture, and any failure to comply with those covenants will not constitute a default or an event of default with respect to the debt securities of the applicable series, or covenant defeasance. If we exercise our covenant defeasance option with respect to a series of debt securities, payment of such debt securities may not be accelerated because of an event of default related to certain events of bankruptcy, insolvency or reorganization of our significant subsidiaries.

The conditions include:

•

depositing with the trustee money and/or U.S. government obligations in such amounts as will be sufficient, without consideration of any reinvestment of interest, in the written opinion of a nationally recognized firm of independent public accountants, a nationally recognized investment bank or a nationally recognized appraisal firm to pay and discharge each installment of principal of, premium and interest in accordance with the terms of the indenture and the debt securities of the applicable series; and

•

delivering to the trustee an opinion of counsel to the effect that the beneficial owners of the debt securities of the applicable series will not recognize income, gain or loss for U.S. federal income tax purposes as a result of the deposit and related covenant defeasance and will be subject to U.S. federal income tax on the same amounts and in the same manner and at the same times as would have been the case if the deposit and related covenant defeasance had not occurred.

Governing Law

The indenture and the debt securities will be governed by, and construed in accordance with, the internal laws of the State of New York.

PLAN OF DISTRIBUTION

We may sell the offered securities in and outside the United States:

•	through underwriters or dealers;

•	directly to purchasers;

•

in “at the market” offerings, within the meaning of Rule 415(a)(4) of the Securities Act of 1933 (the “Securities Act”), to or through a market maker or into an existing trading market on an exchange or otherwise;

•	through agents; or

•	through a combination of any of these methods.

The prospectus supplement will include the following information:

•	the terms of the offering;

•	the names of any underwriters or agents;

•	the name or names of any managing underwriter or underwriters;

•	the purchase price or initial public offering price of the securities;

•	the net proceeds from the sale of the securities;

•	any delayed delivery arrangements;

•	any underwriting discounts, commissions and other items constituting underwriters’ compensation;

•	any discounts or concessions allowed or reallowed or paid to dealers;

•	any commissions paid to agents; and

•	any securities exchanges on which the securities may be listed.

Sale through Underwriters or Dealers

If underwriters are used in the sale, we will execute an underwriting agreement with them regarding the securities. The underwriters will acquire the securities for their own account, subject to conditions in the underwriting agreement. The underwriters may resell the securities from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Underwriters may offer the securities to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. Unless we inform you otherwise in the prospectus supplement, the obligations of the underwriters to purchase the securities will be subject to certain conditions, and the underwriters will be obligated to purchase all the offered securities if they purchase any of them. The underwriters may change from time to time any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers.

During and after an offering through underwriters, the underwriters may purchase and sell the securities in the open market. To the extent expressly set forth in the applicable prospectus supplement, these transactions may include over-allotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the offering. The underwriters may also impose a penalty bid, which means that selling concessions allowed to syndicate members or other broker-dealers for the offered securities sold for their account may be reclaimed by the syndicate if the offered securities are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the offered securities, which may be higher than the price that might otherwise prevail in the open market. If commenced, the underwriters may discontinue these activities at any time.

Some or all of the securities that we offer though this prospectus may be new issues of securities with no established trading market. Any underwriters to whom we sell our securities for public offering and sale may make a market in those securities, but they will not be obligated to do so and they may discontinue any market making at any time without notice. Accordingly, we cannot assure you of the liquidity of, or continued trading markets for, any securities that we offer.

If dealers are used in the sale of the securities, we will sell the securities to them as principals. They may then resell the securities to the public at varying prices determined by the dealers at the time of resale. We will include in the prospectus supplement the names of the dealers and the terms of the transaction.

Direct Sales and Sales through Agents

We may sell the securities directly. In this case, no underwriters or agents would be involved. We may also sell the securities through agents designated from time to time. In the prospectus supplement, we will name any agent involved in the offer or sale of the offered securities, and we will describe any commissions payable to the agent. Unless we inform you otherwise in the prospectus supplement, any agent will agree to use its reasonable best efforts to solicit purchases for the period of its appointment.

We may sell the securities directly to institutional investors or others who may be deemed to be underwriters within the meaning of the Securities Act with respect to any sale of those securities. We will describe the terms of any sales of these securities in the prospectus supplement.

Remarketing Arrangements

Offered securities may also be offered and sold, if so indicated in the applicable prospectus supplement, in connection with a remarketing upon their purchase, in accordance with a redemption or repayment pursuant to their terms, or otherwise, by one or more remarketing firms, acting as principals for their own accounts or as agents for us. Any remarketing firm will be identified and the terms of its agreements, if any, with us and its compensation will be described in the applicable prospectus supplement.

Delayed Delivery Contracts

If we so indicate in the prospectus supplement, we may authorize agents, underwriters or dealers to solicit offers from certain types of institutions to purchase securities from us at the public offering price under delayed delivery contracts. These contracts would provide for payment and delivery on a specified date in the future. The contracts would be subject only to those conditions described in the prospectus supplement. The prospectus supplement will describe the commission payable for solicitation of those contracts.

General Information

We may have agreements with the agents, dealers, underwriters and remarketing firms to indemnify them against certain civil liabilities, including liabilities under the Securities Act, or to contribute with respect to payments that the agents, dealers, underwriters or remarketing firms may be required to make. Agents, dealers, underwriters and remarketing firms may be customers of, engage in transactions with or perform services for us in the ordinary course of their businesses.

LEGAL MATTERS

Unless otherwise indicated in the prospectus supplement, certain legal matters with respect to the validity of the securities will be passed upon for us by Jones Day.

EXPERTS

The consolidated financial statements of PolyOne Corporation for the year ended December 31, 2018 included in PolyOne Corporation’s Current Report (Form 8-K) dated January 28, 2020 and incorporated by reference herein, and the effectiveness of PolyOne Corporation’s internal control over financial reporting as of December 31, 2018 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The audited historical financial statements of the masterbatches business of Clariant Ltd included in Exhibit 99.1 of PolyOne Corporation’s Current Report on Form 8-K dated January 28, 2020 have been so incorporated in reliance on the report of PricewaterhouseCoopers AG, independent auditors, given on the authority of said firm as experts in auditing and accounting.

$450,000,000

PolyOne Corporation

Common Shares

PROSPECTUS SUPPLEMENT

Joint Book-Running Managers

Morgan Stanley		Citigroup

Wells Fargo Securities

                    , 2020